2006 ANNUAL REPORT



Building trust every day



Rockwell Collins


$2,492
$2,542
$2,930
$3,445
$3,863
(IN MILLIONS)
02 03 04 05 06
Sales
$1.28
$1.43
$1.67
$2.20
$2.73
02 03 04 05 06
Earnings Per Share


$453
$371
$399
$574
$595
(IN MILLIONS)
02 03 04 05 06
Cash Provided by
Operating Activities
21%
28%
31%
38%
42%
02 03 04 05 06
Return on
Invested Capital

that provide the flexibility to meet their needs at every stage of their lives.

The values we hold dear — teamwork, innovation, integrity, customer-focus and leadership — have helped us create a high-performance culture where stakeholders are appreciated and share our success.

Ultimately, developing the best, highly talented and most motivated people helps ensure that we can continue delivering superior customer value, maintain sustainable and profitable growth, and be leaders in the markets we serve.

SUMMARY

As I look back over the past five years, I am extremely proud of what our company has accomplished. Our strong and consistent performance has come during challenging times, as we successfully navigated through the sharpest downturn in the history of the commercial aerospace market. However, we are not satisfied, and have established aggressive long-term goals so that we won't become complacent with the level of results we have achieved to date.

These long-term targets include annual sales growth of 10%, with 8% organic growth; earnings-per-share growth in the range of 13 – 15%; cash flow from operations of 100 – 130% of net income; and return on invested capital of 20 – 25%.

Looking ahead to 2007, we expect to realize our fourth consecutive year of double-digit revenue growth, and earnings-per-share growth at a rate well in excess of sales. We have projected that Government Systems and Commercial Systems will achieve share gains that will allow them to outpace the growth rates of their underlying markets. We anticipate that our commercial growth will overtake a slower-growing, but still robust, defense market. And we once again expect that, as our revenues increase, we will see another year of improved profitability in the form of expanded segment operating margins.

The performance we expect in 2007 underscores the importance of many of the attributes I have outlined for you: our balanced business model, level of integration and highly efficient shared services infrastructure. Coupling these with our focus on innovation and commitment to our customers, we will continue building trust with all our stakeholders. Every day.

CLAYTON M. JONES
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

The desire to build trusted relationships is deeply embedded in Rockwell Collins culture.

We recognize that trust is earned and achieved over time — through a solid record of delivering on promises, made possible by careful planning, commitment and hard work.

Whether developing new technology to enable network-centric operations for the military, delivering integrated solutions for new commercial aircraft, or providing a level of service and support that increases reliability and lowers ownership costs for aircraft operators throughout the world, Rockwell Collins employees deliver on their commitment. Every day.



HGS-ASIA TEAM Rockwell Collins Head-up Guidance Systems (HGS) provide airlines with improved margins of operating safety and economic benefits. A diverse team took on the challenge of opening the Asian market by clearly demonstrating product benefits to airlines, training centers and national aviation authorities in the region. As a result, the HGS market in Asia now contributes to Rockwell Collins' profitability and sustainable growth. (L – R) **Helen Wen**, Account Manager; **Paul Boucher**, Director, Commercial HGS Programs; **Dean Schwab**, Principal Marketing Manager; **Bob George**, Principal Account Manager; **John Desmond**, Vice President, Head-up Guidance Systems

The foundation of our success — and ability to build trust — lies in a track record of delivering products and systems with promised capabilities, on time and on budget.



Building a record of performance

BOE SVATEK
Programs Manager

At Rockwell Collins, we've earned the trust of our customers by delivering on our promises with products and systems that meet their requirements. Our formula for success calls for close collaboration, working with customers and key stakeholders to understand exactly what they want and when they need it.

Applying our proven experience on avionics upgrades for the C/KC-135 Global Air Traffic Management (GATM) program, we are delivering on-time, on-budget solutions for domestic and international C-130 programs, as well as rotary wing programs for the United States Army, Navy and Marines, and international military forces.

Through a series of cockpit working groups, we generate valuable input on how these systems will be used. Our System Integration Laboratories enable us to simulate and test solutions well before installation,



A COMMON PLATFORM TO MAXIMIZE THE WARFIGHTER'S ADVANTAGE

Collaboration is key when it comes to the success of the Common Avionics Architecture System (CAAS). We work closely with the U.S. Army to design systems that give pilots advanced capabilities, enabling them to more easily maneuver rotary wing aircraft while watching for the enemy, viewing maps and surveying the lay of the land.

PURSUING OPERATIONAL EXCELLENCE

Life Cycle Value Stream Management helps us achieve the best possible business decisions across the entire spectrum of our product and system offerings. Ultimately LCVSM improves customer value, driving stronger company performance and higher returns to shareowners.

> **Joanne Weeks**
> Principal Program Manager


Rome
Paris
Dublin
Berlin
Arad

resulting in tremendous time and cost savings for the project. Of particular note is the Armed Reconnaissance Helicopter program, which went from contract award to first flight in less than one year.

In our commercial business, close collaboration with Boeing has resulted in on-time delivery of pilot controls and avionics systems for the 787 Dreamliner. And we achieved all critical development milestones for key networking and communications technologies on Airbus' new A380 aircraft. Meeting these milestones is critical in helping both companies achieve their customer commitments.

In addition, this past summer we delivered the first Pro Line 21 integrated avionics system to AVIC I Commercial Aircraft Co. (ACAC) Ltd. of China for its new ARJ21 regional jet. The delivery marked the first large system integration test rig delivered by an ACAC international supplier and the start of aircraft system integration.

Rockwell Collins avionics continue to be selected by many airlines for their new aircraft deliveries. Our MultiScan™ Hazard Weather Detection System has been a key differentiator in these competitions. MultiScan is recognized as the first breakthrough in weather radar technology in the last fifteen years and has won numerous industry awards.

Other significant milestones this year include the delivery of the 50,000th Defense Advanced GPS Receiver, a program which is on track to deliver the 100,000th unit before the end of calendar year 2006. We also expanded our footprint in software-defined radios, with the introduction of the FlexNet family of radios for the international market segment.

AVIONICS SYSTEMS FOR TODAY AND BEYOND

Our Pro Line 21 integrated avionics are advancing business jet flight deck performance and safety through advanced technologies and expanding functionality. The flexibility of the open-architecture system, implementation of next-generation processing capabilities, and a solid record of on-time performance have enabled us to expand both the breadth and depth of our Pro Line 21 customer base.





> **Clive Littlechild**
Principal Engineering Manager



As important as our ability to deliver on our promises is our ability to develop new ideas and solutions in a rapidly evolving market. Customers rely on Rockwell Collins to provide that innovation and leadership.

Building a pipeline of innovation

NAN MATTAI
Senior Vice President,
Engineering and Technology

RADIOS FOR THE FUTURE

Rockwell Collins is leading one of several teams of industry and academic researchers in the development of advanced radios using nanotechnology. We expect this development will significantly impact the communications industry by providing superior performance and flexibility for reduced cost, size and power consumption, opening up new market segments to enable future growth.



THE IMPORTANCE OF INNOVATION
A CONVERSATION WITH NAN MATTAI

Q. Rockwell Collins was built on a foundation of innovation. How important is it for the company to continue that innovation in the future?

A. It's extremely important. Our business environment has experienced tremendous change in the past few years. Today, we're driven by globalization and an accelerated pace of technology. At the same time, our customers are demanding faster, lower-cost solutions. We're in an era where the things companies once relied on — programs like Six Sigma and Total Quality Management — are no longer going to guarantee competitive advantage. Technology innovation is what will help differentiate our company and bring new products that fulfill presently unmet customer needs to this highly competitive marketplace.

Q. How will Rockwell Collins continue to be innovative in the years to come?

A. First of all, I think it's important to recognize that innovation is about new ideas that bring value to our customers. At the end of the day, if it doesn't transition, it doesn't matter. We will put our resources where the expected payoff is highest. Now, how will we continue to be innovative? I believe it's absolutely essential for us to tap into the creative potential of every one of our employees. They are our critical source of ideas. But we've



PARTNERSHIPS THAT DELIVER
Rockwell Collins and Sandia National Laboratories have formed an alliance to bring advanced capabilities to the end user. The compact Synthetic Aperture Radar will provide imaging of large areas at fine resolutions for environmental monitoring, earth-resource mapping and military systems at a more affordable price.

also got to recognize that we can be even better by tapping into various technology networks through partnerships with universities and small businesses, and through alliances with others in our industry. We're complementing our internal innovation with external innovation and that's a cultural shift for many of us.

Q. How important is it to align Rockwell Collins' technology development with the company's business needs?

A. One of the most important things about successful innovation is to have a disciplined process where you closely align your technologists with your business development organizations to ensure that you're meeting customer needs. Our Advanced Technology Center is responsible for technologies that will be transitioned in three to five years, and we work very closely with the Defense Advanced Research Projects Agency (DARPA), the Air Force Research Lab (AFRL) and the National Security Agency (NSA) to incubate next-generation technology. Our engineers mature the technology and then transition it to our business units for product development. The two go hand-in-hand.

TURNING CREATIVITY INTO REALITY

In 2006, engineers throughout Rockwell Collins applied for 118 patents in a wide range of fields that address key business thrusts. The efforts of Rockwell Collins Advanced Technology Center's creative, diverse employees are yielding real-world advancements for our customers.

(Left to right)
> **Kevin Kronfeld,** Senior Systems Engineer
> **Koji Katakura,** Senior Systems Engineer



Q. How will Rockwell Collins balance innovation with efficiency?

A. We will continue encouraging our employees to take prudent risks and implement more swiftly. We recently launched an enterprise-wide program that encourages all of our employees to bring forward revolutionary ideas outside of the formal planning process that will give us significant improvement in cost, schedule and performance.

Q. How does Rockwell Collins bridge the knowledge gap between experienced engineers and those new to the company?

A. Sharing our knowledge will indeed make us stronger, which is why we are working to improve our knowledge management strategies. Our tools need to be state-of-the-art and more in line with the capabilities of the tech-savvy workforce that's coming on board, who are more accustomed to using these resources. We're working to introduce electronic forums in which our employees can share information in an environment they're comfortable with.



(Left to right)
> **John Roltgen**, Technical Project Manager
> **Jie Rong**, Senior Systems Engineer

Our employees work as a team, depending upon each other to get the job done. In this way, they build trust between each other and between Rockwell Collins and our customers.

Building a powerful workforce

WHEN BUSINESS AREAS WORK TOGETHER

By working together across our full range of capabilities, we are able to achieve greater efficiencies that benefit our customers. For the Canadian Maritime Helicopter Program, the concurrent development of flight deck avionics and simulation and training solutions is allowing us to deliver more robust solutions faster.

> **Jeff Bideaux**, Technical Project Manager



Close collaboration among employees forms the foundation of our success. A culture of working together and a highly integrated, shared services business model allow us to deliver the best solutions for our customers.

Because working together is so important, we believe it is paramount to attract the most talented and motivated people we can find.

Rockwell Collins' Value Proposition for People supports this effort by providing a strategy and framework of tools and programs that enable us to maintain a competitive edge.

We believe that developing a world-class enterprise means creating an environment of teamwork that is attractive to people with diverse backgrounds and offers opportunities for personal success and fulfillment.

We nurture a culture of ownership in which we are engaged in our careers, share responsibility for outcomes and are focused on the customer.

A commitment to rewarding performance and dedication helps us acquire quality talent. Our Portfolio of Competitive Rewards includes a solid base pay foundation, performance-driven incentives and flexible benefit choices that can be tailored to the needs of individuals.

Employees represent our most valuable resource. We are committed to providing the tools that enable them to achieve at the highest level.



WHEN EMPLOYEES OWN THE ISSUES

Our employees know that the decisions they make every day not only impact our bottom line — they impact our reputation as well. Doing the right thing, for the right reason, in the right way is fundamental to how we do business.

(Left to right)
> **Joaquin Ancona,** Systems Engineer
> **Gary Bryant,** Senior Industrial Engineer
> **Deatra Waller,** Production Specialist

WHEN WE TEAM UP WITH OUR COMMUNITIES

Rockwell Collins and our employees are involved in all aspects of community life — from educational initiatives to human service projects and community celebrations. By building solid community partnerships at all levels, we enhance the quality of life and contribute to the vitality of our communities.

A large portion of the more than $3 million donated by our charitable corporation last year supported educational and diversity initiatives, inspiring future engineers and leaders through our work in the classroom. Our K–12 program, REACT computer donation center, and sponsorship of hands-on activities such as LEGO tournaments and robotic competitions are just a few of the programs we actively support.



GOING GREEN

Rockwell Collins' Green Communities Program funds projects and environmental initiatives that conserve, restore or improve the areas where we operate. This year we awarded 29 grants to support projects in 10 U.S. locations that include seven states, as well as in Australia and France.



Financial Contents



Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto as well as our Annual Report on Form 10-K for the year ended September 30, 2006 filed with the Securities and Exchange Commission (SEC). The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to differences from estimates include those discussed under "Cautionary Statement" below and under "Risk Factors" in our Annual Report on Form 10-K for the year ended September 30, 2006.

We operate on a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout Management's Discussion and Analysis of Financial Condition and Results of Operations to represent the fiscal year end date. All date references contained herein relate to our fiscal year unless otherwise stated.

OVERVIEW AND OUTLOOK

In 2006 we generated financial results that once again reflect the continuing strength of our Government Systems and Commercial Systems businesses and improved enterprise-wide operating performance, highlighted by:

- A 12 percent increase in total revenues to $3.86 billion
- A 24 percent increase in diluted earnings per share to $2.73, double the growth rate of our revenues
- Operating cash flow of $595 million, or 125 percent of net income

Our projections of performance in these same areas for 2007 are as follows:

- Total revenues in the range of $4.2 billion to $4.3 billion, a 10 percent growth rate over 2006
- Diluted earnings per share in the range of $3.10 to $3.20, a 15 percent growth rate over 2006
- Operating cash flow of about $600 million

Assuming the attainment of these projections, 2007 will mark our fourth consecutive year of achieving, or exceeding, our stated long-term average annual financial performance targets for each of these areas:

- Sales growth of 10 percent including 8 percent organic
- Earnings per share growth in the range of 13 to 15 percent
- Cash flow from operations of 100 to 130 percent of net income

Our ability to deliver high levels of revenue growth, accompanied by even higher rates of growth in profitability, strong operating cash flow, and an industry-leading level of return on invested capital has been, and in 2007 is expected to continue to be driven by the following factors:

Favorable business conditions Over the past several years, as evidenced by, among other things, strong economic conditions, growing global defense budgets, increasing rates of production of commercial aircraft, and increasing utilization of airline and corporate jet operator fleets — both our Government and Commercial Systems businesses have been operating in an environment of overall favorable market conditions. Fiscal year 2007 presents another year of anticipated favorable defense and commercial market conditions, particularly in the commercial aerospace market, that should contribute to continued revenue growth for both our businesses.

Market share gains in faster growing areas of our businesses Through the combination of delivering on our customer commitments, developing desirable new product offerings and capabilities, and strategically positioning ourselves in faster growing areas of our markets, we have recognized meaningful gains in market share that are enabling better-than-market rates of revenue growth in certain areas of both our Government and Commercial Systems businesses.

Acquisitions Complementing our revenue growth in both 2006 and 2007 are revenues from four acquisitions we completed over the last two years — TELDIX, Evans & Sutherland Computer Corporation's military and commercial simulation business (the E&S Simulation Business), IP Unwired, Inc., and Anzus, Inc. These business acquisitions accounted for 2 percentage points of our revenue growth in 2006 and are expected to account for 1 to 2 percentage points of our revenue growth in 2007.

Execution of our strategic business model The balanced exposure of our revenue base to our served defense and commercial customers, our integrated shared service infrastructure, and our diverse program and customer base are important contributors to our ability to deliver long-term average annual revenue and earnings growth in line with our stated targets.

High levels of investment in product innovation We've historically invested significantly in product and systems innovation, at a rate of about 17 to 19 percent of revenues annually, to continue to fuel our future growth. 2006 and 2007 are not exceptions as we spent $722 million, or 19 percent of sales, on research and development in 2006 and expect to spend at the same rate of sales, or about $800 million, in 2007.

Disciplined Capital Deployment Strategy Our strong balance sheet and cash flow generation enable us to execute a capital deployment strategy that includes business acquisitions, paying a competitive dividend with a payout ratio targeted at about 20 to 25 percent of net income, with the remainder of our operating cash flow directed toward enhancing shareowner value and earnings per share growth through share repurchases. During 2006 we deployed our capital into each of these areas: we completed three acquisitions for $100 million; paid cash dividends totaling $96 million as we increased our quarterly dividend by 33 percent to 16 cents per share; and repurchased 9.3 million shares of our common stock for $492 million.

See the following operating segment sections for further discussion of 2006 and anticipated 2007 segment results.

RESULTS OF OPERATIONS

The following management discussion and analysis of results of operations is based on reported financial results for 2004 through 2006 and should be read in conjunction with our consolidated financial statements and the notes thereto.

Consolidated Financial Results

[SALES]

(dollars in millions)	2006	2005	2004
Domestic	$ 2,616	$ 2,312	$ 1,957
International	1,247	1,133	973
Total	$ 3,863	$ 3,445	$ 2,930
Percent increase	12%	18%	

Total sales in 2006 increased 12 percent to $3,863 million compared to 2005. TELDIX, acquired on March 31, 2005, and the E&S Simulation Business, acquired on May 26, 2006, provided $44 million and $20 million, respectively, or a total of 2 percentage points of this sales growth. The remainder of the sales increase resulted from 11 percent organic revenue growth in our Commercial Systems business and 10 percent organic revenue growth in our Government Systems business. Domestic sales growth continues to be driven by strong demand from the U.S. government for defense related products and a strengthening commercial aerospace market, evidenced by increasing production rates at original equipment manufacturers and higher aircraft flight hours which have resulted in increased sales of commercial avionics products and services. International sales growth was also due to the strengthening of the commercial aerospace market as well as the acquisitions of TELDIX and the E&S Simulation Business.

Total sales in 2005 increased $515 million, or 18 percent, compared to 2004. TELDIX provided $51 million of incremental sales, or about 2 percentage points of the total sales growth. Rockwell Collins Simulation and Training Solutions, acquired on December 1, 2003, provided $21 million of incremental sales, or about 1 percentage point of the total sales growth. The remainder of the sales increase resulted from 17 percent organic revenue growth in our Commercial Systems business and 13 percent organic revenue growth in our Government Systems business. Domestic sales growth was driven by continued strong demand from the U.S. government for defense related products and the continuing recovery of the commercial aerospace market, which resulted in increased sales of commercial avionics products and services. International sales growth was due to the continuing global recovery of the commercial aerospace market and the acquisition of TELDIX.

[COST OF SALES]

Total cost of sales is summarized as follows:

(dollars in millions)	2006	2005	2004
Total cost of sales	$ 2,752	$ 2,502	$ 2,144
Percent of total sales	71.2%	72.6%	73.2%

Cost of sales consists of all costs incurred to design and manufacture our products and includes research and development, raw material, labor, facility, product warranty and other related expenses. The improvement in cost of sales as a percentage of total sales in 2006 in comparison to 2005 is due primarily to higher sales volume combined with productivity improvements, lower employee incentive compensation costs, and the absence of the $15 million write-off of certain indefinite-lived Kaiser tradenames from 2005. These improvements were partially offset by $11 million of restructuring charges included in cost of sales, higher pension costs, expensing stock-based compensation, and the impact of incremental lower margin revenues from our TELDIX and E&S Simulation Business acquisitions.

The improvement in cost of sales as a percentage of total sales in 2005 in comparison to 2004 is due primarily to higher sales combined with our continued focus on cost containment and operational efficiency initiatives, partially offset by the $15 million write-off of certain indefinite-lived Kaiser tradenames, higher employee incentive compensation costs, and the impact of incremental lower margin revenues from our TELDIX and Rockwell Collins Simulation and Training Solutions acquisitions.

Research and development (R&D) expense is included as a component of cost of sales and is summarized as follows:

(dollars in millions)	2006	2005	2004
Customer-funded	$ 443	$ 348	$ 327
Company-funded	279	243	218
Total	$ 722	$ 591	$ 545
Percent of total sales	19%	17%	19%

R&D expense consists primarily of payroll-related expenses of employees engaged in research and development activities, engineering related product materials and equipment, and subcontracting costs. Total research and development expense increased $131 million, or 22 percent, from 2005 to 2006. The customer-funded portion of research and development expense has increased over the past two years primarily due to several defense-related programs that are in their development phases, including Ground Element Minimum Essential Emergency Communications Network System (GEMS), Future Combat Systems (FCS), and other advanced communication and advanced data link programs. The company-funded portion of research and development expense increased over the past two years due to increased spending on the ARJ-21 regional jet, the Boeing 787 program, and various new business jet programs. Looking forward to 2007, total research and development expenditures are expected to increase by approximately 11 percent over 2006 to about $800 million. Company funded initiatives in 2007 are anticipated to total approximately $330 million, or 7.7 percent of projected sales, compared to $279 million, or 7.2 percent of sales in 2006. The increased spending on company funded initiatives in 2007 will be due to higher spending on commercial products and programs, primarily related to the development of new avionics and cabin electronics solutions for business jet programs, partially offset by lower spending on the Boeing 787 program as development activities on this program begin to decline.

[SELLING, GENERAL AND ADMINISTRATIVE EXPENSES]

(dollars in millions)	2006	2005	2004
Selling, general and administrative expenses	$ 441	$ 402	$ 356
Percent of total sales	11.4%	11.7%	12.2%

Selling, general and administrative (SG&A) expenses consist primarily of personnel, facility, and other expenses related to employees not directly engaged in manufacturing, research or development activities. These activities include marketing and business development, finance, legal, information technology, and other administrative and management functions. SG&A expenses increased $39 million in 2006 as compared to 2005, due primarily to higher payroll and pension expenses, expensing stock-based compensation, $3 million of restructuring charges included in SG&A, as well as our acquisitions of the E&S Simulation Business and TELDIX. These increases were partially offset by productivity improvements and lower employee incentive compensation costs. When measured as a percentage of sales, SG&A expenses decreased to 11.4 percent in 2006 from 11.7 percent in 2005.

SG&A expenses increased $46 million in 2005 as compared to 2004, due primarily to higher payroll and employee incentive compensation expenses as well as our acquisition of TELDIX. When measured as a percentage of sales, SG&A expenses in 2005 decreased to 11.7 percent as compared to 12.2 percent in 2004 as the continued growth in sales volume outpaced the increase in SG&A expenses as a result of cost containment and operational efficiency initiatives, partially offset by higher employee incentive compensation costs.

[INTEREST EXPENSE]

(in millions)	2006	2005	2004
Interest expense	$ 13	$ 11	$ 8

The increase in interest expense from 2005 to 2006 is due primarily to an increase in the average interest rate related to the variable portion of our long-term debt as well as two variable rate loan agreements entered into in June 2006 to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004. Interest expense increased in 2005 compared to 2004 due to a full year outstanding of our $200 million long-term debt issued on November 20, 2003, slightly offset by lower average short-term borrowings.

[OTHER INCOME, NET]

(in millions)	2006	2005	2004
Other income, net	$ (32)	$ (17)	$ (8)

For information regarding the fluctuations in other income, net, see Note 15 in the consolidated financial statements.

[INCOME TAX EXPENSE]

(dollars in millions)	2006	2005	2004
Income tax expense	$ 212	$ 151	$ 129
Effective income tax rate	30.8%	27.6%	30.0%

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2006	2005	2004
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(0.8)	(3.9)	(2.4)
Extraterritorial income exclusion	(3.0)	(2.9)	(2.3)
Domestic manufacturing deduction	(0.4)	—	—
State and local income taxes	0.5	1.4	(0.1)
Resolution of pre-spin deferred tax matters	—	(1.9)	—
Other	(0.5)	(0.1)	(0.2)
Effective income tax rate	30.8%	27.6%	30.0%

The difference between our effective tax rate and the statutory tax rate is primarily the result of the tax benefits derived from the Research and Development Tax Credit ("R&D Tax Credit"), which provides a tax benefit on certain incremental R&D expenditures, the Extraterritorial Income Exclusion ("ETI"), which provides a tax benefit on export sales, and the Domestic Manufacturing Deduction under Section 199 ("Domestic Manufacturing Deduction"), which provides a tax benefit on U.S. based manufacturing.

The R&D Tax Credit expired effective December 31, 2005. The effective tax rate for 2006 reflects 3 months of benefit related to the R&D Tax Credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act repeals and replaces the ETI with a new deduction for income generated from qualified production activities by U.S. manufacturers. The ETI export tax benefit completely phases out December 31, 2006 and the Domestic Manufacturing Deduction benefit will be phased in through fiscal 2010. As a result, the Act is expected to have an adverse impact on our effective tax rate for years 2007 through 2010.

The Act provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During 2006 we repatriated $91 million in cash from non-U.S. subsidiaries into the U.S. under the provisions of the Act. The repatriation did not impact our effective income tax rate for the year ended September 30, 2006 as a $2 million tax liability was established during 2005 when the decision was made to repatriate the foreign earnings.

Assuming a full year benefit from the R&D Tax Credit or a tax benefit equivalent and the impact of the repealed ETI benefit, including the phased in benefit under the Domestic Manufacturing Deduction, we currently expect our effective income tax rate to be in the range of 31.5 percent to 32.0 percent in 2007. If the R&D Tax Credit or a tax benefit equivalent is not extended for our full year fiscal 2007, our effective tax rate is expected to be about 34.5 percent in 2007.

[NET INCOME AND DILUTED EARNINGS PER SHARE]

(dollars and shares in millions, except per share amounts)	2006	2005	2004
Net income	$ 477	$ 396	$ 301
Net income as a percent of sales	12.3%	11.5%	10.3%
Diluted earnings per share	$ 2.73	$ 2.20	$ 1.67
Weighted average diluted common shares	174.5	180.2	180.0

Net income in 2006 increased 20 percent to $477 million, or 12.3 percent of sales, from net income in 2005 of $396 million, or 11.5 percent of sales. Diluted earnings per share increased 24 percent in 2006 to $2.73, compared to $2.20 in 2005. Earnings per share growth exceeded the growth rate in net income due to the favorable effect of our share repurchase program. These increases were due primarily to higher sales volume coupled with productivity improvements. Other items affecting comparability between 2006 and 2005 are detailed below.

Net income in 2005 increased 32 percent to $396 million, or 11.5 percent of sales, from net income in 2004 of $301 million, or 10.3 percent of sales. Diluted earnings per share also increased 32 percent in 2005 to $2.20, compared to $1.67 in 2004. These increases were due primarily to higher sales volumes coupled with cost containment and operational efficiency initiatives. Other items affecting comparability between 2005 and 2004 are detailed below.

[ITEMS AFFECTING COMPARABILITY]

Net income and diluted earnings per share were impacted by the items affecting comparability summarized in the table below. The identification of these items is important to the understanding of our results of operations.

(dollars in millions, except per share amounts)	2006	2005	2004
Gain on sale of corporate-level equity affiliate [a]	$ 20	$ —	$ —
Stock-based compensation	(18)	—	—
Restructuring charge [b]	(14)	—	—
Tradenames write-off [c]	—	(15)	—
Contract dispute settlement [d]	—	—	7
Insurance settlements	—	—	5
Loss on equity investment [e]	—	—	(7)
Increase (decrease) to income before income taxes	(12)	(15)	5
Impact on income tax provision	4	5	(2)
Resolution of pre-spin deferred tax matters [f]	—	10	—
Increase (decrease) to net income	$ (8)	$ —	$ 3
Increase (decrease) to diluted earnings per share	$ (0.05)	$ —	$ 0.02
Net income as a percent of sales, excluding the above items	12.6%	11.5%	10.2%

a Gain on the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. (See Note 8 in the consolidated financial statements).
b Restructuring charge related to decisions to implement certain business realignment and facility rationalization actions.
c The tradenames write-off relates to certain indefinite-lived Kaiser tradenames (see Note 7 in the consolidated financial statements).
d The contract dispute settlement gain relates to the resolution of a legal matter from a divested business.
e The loss on equity investment relates to our investment in Tenzing Communications, Inc., a developer of passenger connectivity solutions for commercial aircraft.
f The resolution of pre-spin deferred tax matters relates to certain deferred tax matters that existed at the time of our spin-off in 2001 (see Note 16 in the consolidated financial statements).

Segment Financial Results

GOVERNMENT SYSTEMS

Overview and Outlook Our Government Systems business supplies defense communications and defense electronics systems and products, which include subsystems, navigation and displays, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign Ministries of Defense. The short- and long-term performance of our Government Systems business is affected by a number of factors, including the amount and prioritization of defense spending by the U.S. and non-U.S. governments, which are generally based on the underlying political landscape, security environment and budgetary considerations.

The past few years have seen significant increases in the U.S. defense budget that have driven higher demand for the systems and products supplied by our Government Systems business resulting in four consecutive years of double-digit revenue growth. While we expect global defense budgets to continue to increase, we anticipate the rate of such increases to moderate, with global defense budgets growing at about an average annual rate of 3 percent from 2006 to 2010. As it relates more specifically to our Government Systems business, we expect a higher proportion of global defense budget funds will continue to be allocated to the modernization and replacement of current weapons systems as well as higher priority military transformation initiatives. We expect that this, combined with our strengthening positions in certain faster growing areas of our served defense electronics and communications markets, specifically transformational defense communications, open systems architecture, and next generation global positioning systems (GPS) solutions, areas where we have secured or continue to compete for significant program positions that are the foundation of enabling the military objective of network centric operations across the battle space, should enable us to continue to deliver above-market rates of organic revenue growth. Our involvement in various elements of the Joint Tactical Radio System (JTRS) and FCS programs, our wide range of positions for fixed wing and rotary wing cockpit and mission electronics systems (including KC-135 refueling tankers and C-130 cargo aircraft, as well as Blackhawk, Chinook, Sea Stallion, and Armed Reconnaissance helicopters), and our strong positions in the development and production of handheld navigation devices and precision guidance systems for missiles and munitions are examples of significant programs in these faster growing areas that have been, and are expected to continue to be, drivers of our growth going forward.

Risks affecting future performance of our Government Systems business include, but are not limited to, the potential impacts of geopolitical events, the overall funding and prioritization of the U.S. defense budget, funding for programs we have won at projected levels and without program delays, and our ability to win new business, successfully develop products, and execute on programs pursuant to contractual requirements.

Our projections for 2007 include Government Systems revenue growth in the range of 7 to 9 percent over 2006, including about 1.5 percentage points of incremental E&S Simulation Business revenues, due to double-digit growth from programs aimed at enabling network-centric operations, enhanced situational awareness, and weapons systems modernization. Higher revenues from these areas are expected to more than offset anticipated lower demand for certain legacy products and systems. We also anticipate maintaining operating margins in the range of 19 to 20 percent as the positive impact of lower pension costs and holding company funded research and development and selling, general and administrative costs essentially flat, will be offset by incrementally lower margin E&S Simulation Business revenues.

[GOVERNMENT SYSTEMS' SALES]

The following table represents Government Systems' sales by product category:

(dollars in millions)	2006	2005	2004
Defense electronics	$ 1,413	$ 1,232	$ 956
Defense communications	630	578	579
Total	$ 2,043	$ 1,810	$ 1,535
Percent increase	13%	18%	

Defense electronics sales increased $181 million, or 15 percent, in 2006 compared to 2005. TELDIX, acquired on March 31, 2005, provided $44 million, or 4 percentage points of this sales growth. The E&S Simulation Business, acquired on May 26, 2006, provided $12 million, or 1 percentage point of this sales growth. Defense electronics organic sales increased $125 million, or 10 percent, in 2006 compared to 2005. This sales growth is due primarily to higher revenues from the following:

- Global positioning system equipment programs
- Flight deck and mission electronic systems programs, including various programs for new and upgraded military helicopters, based on our open systems architecture
- Helmet mounted tactical aircraft display programs

These increases in defense electronics sales were partially offset by a decrease in simulation and training revenues due primarily to delayed customer procurements.

Defense communications sales increased $52 million, or 9 percent, in 2006 compared to 2005. This increase in sales is attributable to higher advanced communications and data link development programs and ARC-210 radio equipment revenues which more than offset lower JTRS development program revenues.

Defense electronics sales increased $276 million, or 29 percent, in 2005 compared to 2004. TELDIX, acquired on March 31, 2005, and Rockwell Collins Simulation and Training Solutions, acquired on December 1, 2003, provided $51 million and $21 million, respectively, or a total of 8 percentage points of this sales growth. Defense electronics organic sales increased $204 million, or 21 percent, in 2005 compared to 2004. This sales growth is due primarily to higher revenues from the following:

- Electronics systems upgrades for fixed-wing aircraft and U.S Army, Navy and Special Operations Forces helicopter programs
- Global positioning system equipment programs
- U. S. Army helicopter simulator programs

Defense communications sales decreased $1 million in 2005 compared to 2004. This decline in sales is attributable to higher sales of ARC-210 radios, which were more than offset by lower revenues primarily related to the completion of certain legacy data link projects, including the Swedish RA-90 program.

[GOVERNMENT SYSTEMS' SEGMENT OPERATING EARNINGS]

(dollars in millions)	2006	2005	2004
Segment operating earnings	$ 402	$ 328	$ 282
Percent of sales	19.7%	18.1%	18.4%

Government Systems' operating earnings increased $74 million, or 23 percent, in 2006 compared to 2005 due primarily to increased sales volume. Government Systems' operating earnings as a percent of sales for 2006 was 19.7 percent compared with 18.1 percent for 2005. Operating margins were impacted by productivity improvements and lower employee incentive compensation costs partially offset by higher pension costs and the impact of incremental lower margin revenues from our TELDIX and E&S Simulation Business acquisitions.

Government Systems' operating earnings increased $46 million, or 16 percent, in 2005 compared to 2004 due primarily to increased sales volume. Government Systems' operating earnings as a percent of sales for 2005 was 18.1 percent compared with 18.4 percent for 2004. Operating margins were impacted by cost containment and operational efficiency initiatives offset by increased employee incentive compensation costs and incremental lower margin sales from Rockwell Collins Simulation and Training Solutions and TELDIX.

COMMERCIAL SYSTEMS

Overview and Outlook Our Commercial Systems business is a supplier of aviation electronics to customers located throughout the world. The customer base is comprised of original equipment manufacturers (OEMs) of commercial air transport, regional and business aircraft, commercial airlines, fractional operators and business jet operators. The near and long-term performance of our Commercial Systems business is impacted by general worldwide economic health, commercial airline flight hours, the financial condition of airlines worldwide, as well as corporate profits.

As we approach the end of calendar year 2006, nearly all areas of the commercial aerospace market provide evidence of strong cyclical market conditions. Calendar year 2006 will be the second consecutive year of air transport aircraft original equipment manufacturers (OEMs), Airbus and Boeing, booking aggregate new aircraft orders at a higher rate than annual production, once again adding to their backlog. It will also be the second consecutive year of higher production rates of new air transport aircraft. Historically, up-cycles in this area of the commercial aerospace market have been characterized by increasing year-over-year production rates for up to 4 to 5 consecutive years. The market area for new business jets continues to be strong as order books continue to improve as business aviation OEMs update their product offerings and continue to increase production rates. The market for regional aircraft is expected to be flat to slightly up as a result of a resurgence in the market for turboprop aircraft offset by a decline in the market for 50 seat jets. Conditions supporting continued growth in aftermarket service and support and equipment upgrade activities also remain strong. Increasing revenue passenger miles, coupled with slight increases in capacity, are leading to higher passenger load factors and therefore improved profitability for airlines in all regions of the world.

We believe the current commercial aerospace market up-cycle, as defined by year-over-year increases in production rates of new air transport aircraft, will continue for at least another 2 to 3 years, with a reasonably good probability for a prolonged up-cycle due to the impact on future aircraft delivery rates from a number of factors, including: the successful and timely introduction of new more efficient commercial aircraft types, such as the Boeing 787 and the Airbus A350-XWB; the continuation of high demand for business jet aircraft in markets outside the United States; a more significant return of U.S. and European legacy airlines to the market for new fuel-efficient aircraft; and a continuation of high airline load factors. These factors are expected to be accompanied by annual mid-single-digit rates of growth in aircraft flight hours.

Risks to the commercial aerospace market include, among other things:

- The occurrence of an unexpected geopolitical event that could have a significant impact on demand for air travel and airline demand for new aircraft
- The potential ramifications of the negative impact that the current high level of fuel prices are having on the profitability of our airline and other aircraft operator customers
- The continued poor financial condition of certain major U.S. airlines, some of which continue to operate while under the protection of bankruptcy regulations

Risks related to our ability to capitalize on the commercial aerospace market recovery and attain our stated enterprise long-term growth targets include, among other things:

- Our ability to develop products and execute on programs pursuant to contractual requirements, such as the development of systems and products for the Boeing 787 and business jet OEMs
- The development and market acceptance of our Information Management products and systems

Looking forward to 2007, we expect Commercial Systems' sales to increase 12 to 14 percent over 2006; 11 to 13 percent organically, with about 1 percentage point of growth coming from incremental visualization systems revenues from the E&S Simulation Business acquired in May 2006. In addition to higher revenues expected to be generated from market share gains related to initial Boeing 787 equipment deliveries, avionics selectable equipment, and new business jet avionics and cabin systems, double-digit growth in both OEM and aftermarket avionics and cabin electronics revenues is based in part on the following market dynamic and company specific assumptions:

- An approximate 11 percent increase in new air transport, business, and regional aircraft production rates will lead to higher revenues from airlines and aircraft OEMs.
- New product offerings, out-of-warranty installed base expansion, and continuing strong global economic conditions and corporate profitability will drive higher aftermarket revenues.

In-flight entertainment revenues are expected to be flat as higher aftermarket systems upgrade revenues will be offset by lower original equipment line-fit revenues.

Commercial Systems segment operating margins are expected to increase for a fourth consecutive year and be in the range of 21 to 22 percent as the positive impact of increased revenues, productivity gains, and lower pension expense, will more than offset higher company funded research and development costs as a percent of sales and incremental lower margin E&S Simulation Business revenues.

[COMMERCIAL SYSTEMS' SALES]

The following table represents Commercial Systems' sales by product category:

(dollars in millions)	2006	2005	2004
Air transport aviation electronics	$ 996	$ 911	$ 798
Business and regional jet aviation electronics	824	724	597
Total	$ 1,820	$ 1,635	$ 1,395
Percent increase	11%	17%	

Air transport aviation electronics sales increased $85 million, or 9 percent, in 2006 compared to 2005. The E&S Simulation Business, acquired on May 26, 2006, provided $8 million, or 1 percentage point of this sale growth. Air transport aviation electronics organic sales increase is due primarily to higher sales of flight-deck avionics related to higher OEM deliveries and retrofit and spares activities partially offset by lower in-flight entertainment system and regulatory mandate revenues. Business and regional aviation electronics sales increased $100 million, or 14 percent, in 2006 compared to 2005. This sales growth is attributed to significantly higher sales of business jet flight-deck avionics and cabin electronics systems and products and higher service and support revenues partially offset by lower avionics sales to regional jet OEMs and lower regulatory mandate program revenues.

Air transport aviation electronics sales increased $113 million, or 14 percent, in 2005 compared to 2004. This increase is due primarily to higher sales to airlines and air transport OEMs in support of higher new aircraft production rates as well as strong growth in demand for retrofit and service and support activity. Business and regional aviation electronics sales increased $127 million, or 21 percent, in 2005 compared to 2004. This sales growth is due primarily to significantly higher sales to business jet OEMs and higher aftermarket revenues that more than offset the impact of lower regional jet OEM sales.

The following table represents Commercial Systems' sales based on the type of product or service:

(dollars in millions)	2006	2005	2004
Original equipment	$ 929	$ 778	$ 657
Aftermarket	891	857	738
Total	$ 1,820	$ 1,635	$ 1,395

Original equipment sales increased $151 million, or 19 percent, in 2006 compared to 2005 due to significantly higher sales of flight-deck avionics and cabin electronics systems and products for new business jet aircraft and higher sales of flight-deck avionics for new air transport aircraft. These sales increases were partially offset by lower avionics systems sales to regional jet OEMs and lower in-flight entertainment system sales. Aftermarket sales increased $34 million, or 4 percent, in 2006 compared to 2005 as a result of higher avionics retrofit and spares sales, higher service and support revenues, and incremental E&S Simulation Business revenues, partially offset by lower regulatory mandate program and in-flight entertainment system retrofit revenues.

Original equipment sales increased $121 million, or 18 percent, in 2005 compared to 2004 as higher sales to business jet OEMs and air transport airlines and OEMs in support of higher new aircraft production rates were partially offset by the impact of lower sales to regional jet OEMs and an anticipated shift of in-flight entertainment revenues from original equipment line-fit to aftermarket retrofit installations. Aftermarket sales increased $119 million, or 16 percent, in 2005 compared to 2004 as a result of increased service and support activity and stronger demand for avionics retrofit applications and aircraft regulatory mandate programs.

[COMMERCIAL SYSTEMS' SEGMENT OPERATING EARNINGS]

(dollars in millions)	2006	2005	2004
Segment operating earnings	$ 370	$ 296	$ 200
Percent of sales	20.3%	18.1%	14.3%

Commercial Systems' operating earnings increased $74 million, or 25 percent, to $370 million, or 20.3 percent of sales, in 2006 compared to $296 million, or 18.1 percent of sales, in 2005. These significant increases were due primarily to the combination of increased sales volume, productivity improvements, and lower employee incentive compensation costs which more than offset higher research and development and pension costs.

Commercial Systems' operating earnings increased $96 million, or 48 percent, to $296 million, or 18.1 percent of sales, in 2005 compared to $200 million, or 14.3 percent of sales, in 2004. These significant increases were due primarily to the combination of increased sales volume, including higher margin aftermarket revenues, and cost containment and operational efficiency initiatives, which more than offset higher research and development and employee incentive compensation costs.

[GENERAL CORPORATE, NET]

(in millions)	2006	2005	2004
General corporate, net	$ (60)	$ (55)	$ (47)

The increase in general corporate, net in 2006 over 2005 is due primarily to higher pension costs partially offset by lower employee incentive compensation costs.

The increase in general corporate, net in 2005 over 2004 is due primarily to higher employee incentive compensation costs as well as a net $5 million increase from the absence of Items Affecting Comparability in 2005 detailed above, including the contract dispute settlement, insurance settlements, and loss on equity investment.

Retirement Plans

Net benefit expense for pension benefits and other retirement benefits is as follows:

(in millions)	2006	2005	2004
Pension benefits	$ 70	$ 31	$ 31
Other retirement benefits	(2)	1	19
Net benefit expense	$ 68	$ 32	$ 50

Pension Benefits We provide pension benefits to most of our employees in the form of defined benefit pension plans. Over the past number of years, the cost of providing retirement benefits under a defined benefit structure has become increasingly uncertain due to changes in discount rates and the volatility in the stock market. In response, we made significant contributions to our pension plans and amended our U.S. qualified and non-qualified pension plans in 2003 covering all salary and hourly employees not covered by collective bargaining agreements to discontinue benefit accruals for salary increases and services rendered after September 30, 2006 (the Pension Amendment). Concurrently, we plan to replace this benefit by supplementing our existing defined contribution savings plan to include an additional company contribution effective October 1, 2006. We believe this new benefit structure will achieve our objective of providing benefits that are both valued by our employees and whose costs and funding requirements are more consistent and predictable over the long term.

Pension expense for the years ended September 30, 2006, 2005, and 2004 was $70 million, $31 million, and $31 million, respectively. Decreases in the funded status of our pension plans, due primarily to decreases in the discount rate used to measure our pension obligations and higher than anticipated pensionable earnings, drove this increase in pension expense. During 2006, the funded status of our pension plans improved from a deficit of $681 million at September 30, 2005 to a deficit of $275 million at September 30, 2006, due primarily to an increase in the discount rate used to measure our pension obligations from 5.3 percent to 6.5 percent.

As a result of the Pension Amendment, we expect the defined benefit pension expense to decrease from $70 million in 2006 to $12 million in 2007. Concurrently, we plan to make an additional company contribution to our existing defined contribution savings plan of approximately $28 million in 2007. The combined impact of significantly lower defined benefit pension expense partially offset by incremental savings plan contributions is expected to result in lower expense in 2007 of approximately $30 million in comparison to 2006.

Our objective with respect to the funding of our pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, we will fund our pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. We believe our strong financial position continues to provide us the opportunity to make discretionary contributions to our pension fund without inhibiting our ability to pursue strategic investments.

Other Retirement Benefits We provide retiree medical and life insurance benefits to substantially all of our employees. We have undertaken two major actions over the past few years with respect to these benefits that have lowered both the current and future costs of providing these benefits:

- In July of 2002, the pre-65 and post-65 retiree medical plans were amended to establish a fixed contribution to be paid by the company. Additional premium contributions will be required from participants for all costs in excess of this fixed contribution amount. This amendment has eliminated the risk to our company related to health care cost escalations for retiree medical benefits going forward as additional contributions will be required from retirees for all costs in excess of our fixed contribution amount.
- As a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we amended our retiree medical plans on June 30, 2004 to discontinue post-65 prescription drug coverage effective January 1, 2008. Upon termination of these benefits, post-65 retirees will have the option of receiving these benefits through Medicare. On average, we expect that the prescription drug benefit to be provided by Medicare will be better than the benefit provided by our current post-65 drug plan as a result of the fixed contribution plan design implemented in 2002.

Other retirement benefits expense (income) for the years ended September 30, 2006, 2005, and 2004 was $(2) million, $1 million, and $19 million, respectively. The decrease in other retirement benefits expense in 2006 and 2005 was due primarily to the major actions discussed above. We expect other retirement benefits income of approximately $4 million in 2007, due primarily to the actions discussed above.

FINANCIAL CONDITION AND LIQUIDITY

Cash Flow Summary

Our ability to generate significant cash flow from operating activities coupled with our access to the credit markets enables our company to execute our growth strategies and return value to our shareowners. During 2006, significant cash expenditures aimed at future growth and enhanced shareowner value were as follows:

- $492 million of share repurchases
- $144 million of property additions
- $96 million of dividend payments
- $100 million for business acquisitions

[OPERATING ACTIVITIES]

(in millions)	2006	2005	2004
Cash provided by operating activities	$ 595	$ 574	$ 399

The increase in cash flows provided by operating activities of $21 million in 2006 compared to 2005 was principally due to higher net income of $81 million and lower pension plan contributions of $48 million partially offset by $104 million in higher income tax payments.

The increase in cash flows provided by operating activities of $175 million in 2005 compared to 2004 was principally due to the following items:

- Increase in net income of $95 million
- Lower incremental inventory growth of $30 million, principally due to working capital management initiatives
- Higher tax benefits from employee stock option exercises of $20 million
- Lower pension plan contributions of $18 million

These increases in cash provided by operating activities in 2005 compared to 2004 were partially offset by an increase in receivables due to higher sales volumes and due to a customer withholding payments of $36 million as a result of performance related matters on an in-flight entertainment contract that were resolved in 2006.

[INVESTING ACTIVITIES]

(in millions)	2006	2005	2004
Cash used for investing activities	$ (159)	$ (134)	$ (228)

Net cash paid for the 2006 business acquisitions was $100 million compared to $19 million of net cash paid for the TELDIX acquisition in 2005. Proceeds from the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. were $84 million in 2006. Capital expenditures increased to $144 million in 2006 from $111 million in 2005. We expect capital expenditures for 2007 to be approximately $140 million. Demand for new test equipment and facility renovation and expansion to support new programs are the primary drivers of capital expenditures in 2007.

The decrease in cash used for investing activities from 2004 to 2005 was primarily due to $126 million of net cash paid for the Rockwell Collins Simulation and Training Solutions acquisition in December 2003, partially offset by $19 million of net cash paid for the TELDIX acquisition completed in March 2005. Capital expenditures increased to $111 million in 2005 from $92 million in 2004.

[FINANCING ACTIVITIES]

(in millions)	2006	2005	2004
Cash used for financing activities	$ (441)	$ (487)	$ (37)

The decrease in cash used for financing activities is primarily due to two variable rate loan agreements entered into in 2006 that provided $46 million of cash to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004. Other factors impacting cash used for financing activities in 2006 include the following:

- In the current year we repurchased 9.3 million shares of common stock at a cost of $492 million compared to 10.6 million shares at a cost of $498 million last year.
- In the current year we received $73 million from the exercise of stock options compared to $96 million last year.
- We paid cash dividends of $96 million compared to $85 million last year reflecting an increase in our dividend from 12 cents to 16 cents per share effective the third quarter of 2006.
- We received a $28 million excess tax benefit from the exercise of stock options in 2006. In connection with the adoption of SFAS 123R as of October 1, 2005, the excess tax benefit from the exercise of stock options is classified as a financing activity in 2006. During 2005, excess tax benefits from the exercise of stock options were classified as an operating activity.

The increase in cash used for financing activities in 2005 over 2004 is primarily due to an increase in treasury stock repurchases of $319 million as well as the absence of $198 million in long-term debt borrowings, partially offset by the absence of $42 million in short-term borrowing repayments and an increase of $41 million in proceeds received from the exercise of stock options.

Share Repurchase Program Strong cash flow from operations provided funds for repurchasing our common stock under our share repurchase program as follows:

(in millions, except per share amounts)	2006	2005	2004
Amount of share repurchases	$ 492	$ 498	$ 179
Number of shares repurchased	9.3	10.6	5.8
Weighted average price per share	$ 52.82	$ 47.20	$ 31.16

In September 2006 we entered into an accelerated share repurchase agreement with an investment bank under which we repurchased 4.7 million shares of our outstanding common shares. See Note 18 in the consolidated financial statements for further discussion of this agreement.

We plan to continue repurchasing shares of our common stock up to the amount approved by our Board of Directors as our cash flow allows. As of September 30, 2006, we can repurchase up to $74 million in additional shares under our current Board of Directors authorization, although the Board of Directors may in its discretion authorize additional repurchases. Historically, we have executed share repurchases when cash flow from operations is not being used for other investing or financing activities, such as acquisitions or short-term debt reduction.

Dividends We declared and paid cash dividends of $96 million, $85 million, and $69 million in 2006, 2005, and 2004, respectively. The increase in cash dividends in 2006 over 2005 was the result of an increase in the quarterly cash dividend from 12 cents to 16 cents per share beginning with the dividend paid June 5, 2006. The increase in cash dividends in 2005 over 2004 was the result of an increase in the quarterly cash dividend from 9 cents to 12 cents per share beginning with the dividend paid September 7, 2004. Based on our current dividend policy, we will pay quarterly cash dividends which, on an annual basis, will equal $0.64 per share. We expect to fund dividends using cash generated from operations. The declaration and payment of dividends, however, will be at the sole discretion of the Board of Directors.

Liquidity

In addition to cash provided by operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our primary source of short-term liquidity is through borrowings in the commercial paper market. Our access to that market is facilitated by the strength of our credit ratings and an $850 million committed credit facility with several banks (Revolving Credit Facility). Our current ratings as provided by Moody's Investors Service (Moody's), Standard & Poor's and Fitch, Inc. are A-2 / A / A, respectively, for long-term debt and P-1 / A-1 / F-1, respectively, for short-term debt. Moody's, Standard & Poor's and Fitch, Inc. have stable outlooks on our credit rating.

Under our commercial paper program, we may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from time of issuance. Borrowings under the commercial paper program are available for working capital needs and other general corporate purposes. There were no commercial paper borrowings outstanding at September 30, 2006.

Our Revolving Credit Facility consists of an $850 million five-year unsecured revolving credit agreement entered into on May 24, 2005. The Revolving Credit Facility exists primarily to support our commercial paper program, but is available to us in the event our access to the commercial paper market is impaired or eliminated. Our only financial covenant under the Revolving Credit Facility requires that we maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Our debt to total capitalization ratio at September 30, 2006 was 17 percent. The Revolving Credit Facility contains covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. The Revolving Credit Facility does not contain any rating downgrade triggers that would accelerate the maturity of our indebtedness. In addition, short-term credit facilities available to foreign subsidiaries amounted to $57 million as of September 30, 2006, of which $25 million was utilized to support commitments in the form of commercial letters of credit. There were no significant commitment fees or compensating balance requirements under any of our credit facilities. At September 30, 2006, there were no borrowings outstanding under any of the Company's credit facilities.

In addition to our credit facilities and commercial paper program, we have a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, we issued $200 million of debt due December 1, 2013 (the Notes) under the shelf registration statement. The Notes contain covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. At September 30, 2006, $550 million of the shelf registration was available for future use.

During June 2006 we entered into two variable rate loan agreements to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004 as follows:

- Five-year unsecured variable rate loan facility agreement for 20.4 million euros ($25 million)
- Five-year unsecured variable rate loan facility agreement for 11.5 million British pounds ($21 million)

The variable rate loan facility agreements contain customary loan covenants, none of which are financial. Failure to comply with customary covenants or the occurrence of customary events of default contained in the agreements would require the repayment of any outstanding borrowings under such agreements. As of September 30, 2006, $47 million was outstanding under the variable rate loan facility agreements.

If our credit ratings were to be adjusted downward by the rating agencies, the implications of such actions could include elimination of access to the commercial paper market and an increase in the cost of borrowing. In the event that we do not have access to the commercial paper market, alternative sources of funding could include borrowings under the Revolving Credit Facility, funds available from the issuance of securities under our shelf registration, and potential asset securitization strategies.

Contractual Obligations

The following table summarizes certain of our contractual obligations as of September 30, 2006, as well as when these obligations are expected to be satisfied:

	PAYMENTS DUE BY PERIOD				
(in millions)	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	4–5 YEARS	THEREAFTER
Long-term debt	$ 247	$ —	$ —	$ 47	$ 200
Interest on long-term debt	80	12	24	24	20
Non-cancelable operating leases	146	33	40	24	49
Purchase obligations:					
Purchase orders	888	676	179	33	—
Purchase contracts	50	22	22	6	—
Total	$ 1,411	$ 743	$ 265	$ 134	$ 269

Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts. See Note 10 in the consolidated financial statements.

We lease certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Our commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on our Statement of Financial Position.

Purchase obligations include purchase orders and purchase contracts. Purchase orders are executed in the normal course of business and may or may not be cancelable. Purchase contracts include agreements with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount regardless of actual need. Generally, items represented in purchase obligations are not reflected as liabilities on our Statement of Financial Position.

We also have obligations with respect to pension and other post-retirement benefit plans. See Note 11 in the consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

For information related to recently issued accounting standards, see Note 2 in the consolidated financial statements.

ENVIRONMENTAL

For information related to environmental claims, remediation efforts and related matters, see Note 20 in the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates, judgments, and assumptions that affect our financial condition and results of operations that are reported in the accompanying consolidated financial statements as well as the related disclosure of assets and liabilities contingent upon future events.

Understanding the critical accounting policies discussed below and related risks is important in evaluating our financial condition and results of operations. We believe the following accounting policies used in the preparation of the consolidated financial statements are critical to our financial condition and results of operations as they involve a significant use of management judgment on matters that are inherently uncertain. If actual results differ significantly from management's estimates, there could be a material effect on our financial condition, results of operations and cash flows. Management regularly discusses the identification and development of these critical accounting policies with the Audit Committee of the Board of Directors.

Accounting for Long-Term Contracts

A substantial portion of our sales to government customers and certain of our sales to commercial customers are made pursuant to long-term contracts requiring development and delivery of products over several years and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. Sales and earnings under the percentage-of-completion method are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort).

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Sales and costs related to profitable purchase options are included in our estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in our estimates when exercise is determined to be probable. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectibility is reasonably assured. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Estimates of profit margins for contracts are typically reviewed by management on a quarterly basis. Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and cost estimates, the combining of contracts, or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. Significant changes in estimates related to accounting for long-term contracts may have a material effect on our results of operations in the period in which the revised estimate is made.

Income Taxes

At the end of each quarterly reporting period, we estimate an effective income tax rate that is expected to be applicable for the full fiscal year. The estimate of our effective income tax rate involves significant judgments resulting from uncertainties in the application of complex tax regulations across many jurisdictions, implementation of tax planning strategies, and estimates as to the jurisdictions where income is expected to be earned. These estimates may be further complicated by new laws, new interpretations of existing laws, and rulings by taxing authorities. Due to the subjectivity and complex nature of these underlying issues, our actual effective income tax rate and related tax liabilities may differ from our initial estimates. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known or as our estimates are revised based on additional information. The resulting adjustment to our income tax expense could have a material effect on our results of operations in the period the adjustment is recorded. A one percentage point change in our effective income tax rate would change our annual net income by approximately $7 million.

Deferred tax assets and liabilities are recorded for tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. See Note 16 in the consolidated financial statements for further detail regarding deferred taxes and the factors considered in evaluating deferred tax asset realization.

Goodwill and Indefinite-Lived Intangible Assets

As of September 30, 2006, we had $517 million of goodwill resulting from various acquisitions and $2 million of indefinite-lived intangible assets consisting of trademarks and tradenames (herein referred to as "trademarks"). We perform impairment tests on both goodwill and indefinite-lived intangible assets on an annual basis during the second quarter of each fiscal year, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred.

Goodwill is potentially impaired if the carrying value of the "reporting unit" that contains the goodwill exceeds its estimated fair value. The fair values of our reporting units are determined with the assistance of third-party valuation experts using a combination of an "income approach", which estimates fair value based upon future discounted cash flows, and a "market approach", which estimates fair value using market multiples, ratios, and valuations of a set of comparable public companies within our industry. An indefinite-lived intangible asset is impaired if its carrying value exceeds its fair value. The fair values of our trademarks are determined with the assistance of third-party valuation experts using a "royalty savings" method, which is based upon a hypothetical royalty rate that would be charged by a licensor of the trademarks against discounted projected revenues attributable to products using those trademarks.

The valuation methodology and underlying financial information that is used to estimate the fair value of our reporting units and trademarks requires significant judgments to be made by management. These judgments include, but are not limited to, the long-term projections of future financial performance, the selection of appropriate discount rates used to present value future cash flows, and the determination of appropriate royalty rates. Our five-year strategic operating plan serves as the basis for these valuations and represents our best estimate of future business conditions in our industry as well as our ability to compete. Discount rates are determined based upon the weighted average cost of capital for a set of comparable companies adjusted for risks associated with our different operations. Royalty rates used for the trademark valuations are determined by considering market competition, customer base, the age of the trademark, quality, absolute and relative profitability, and market share. Our goodwill and indefinite-lived intangible asset impairment tests that were performed in the second quarter of 2006 yielded no impairments. If there was a significant downturn in our business, or if our plans with respect to utilization of acquired trademarks changed significantly, we could incur an impairment of one or more of these intangible assets.

Warranty

Accrued liabilities are recorded on our Statement of Financial Position to reflect our contractual obligations relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of warranty risk relates to our in-flight entertainment products and extended warranty terms across all businesses. At September 30, 2006, we have recorded $189 million of warranty liabilities. Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty liabilities which could have a material adverse effect on our results of operations and cash flows in the period in which these additional liabilities are required.

Pension Benefits

We provide retirement benefits to most of our employees in the form of defined benefit pension plans. Accounting standards require the cost of providing these pension plans be measured on an actuarial basis. These accounting standards will generally reduce, but not eliminate, the volatility of the reported pension obligation and related pension expense as actuarial gains and losses resulting from both normal year-to-year changes in valuation assumptions and the differences from actual experience are deferred and amortized. The application of these accounting standards requires management to make numerous assumptions and judgments that can significantly affect these measurements. Critical assumptions made by management in performing these actuarial valuations include the selection of discount rates and expectations on the future rate of return on pension plan assets.

Discount rates are used to determine the present value of our pension obligation and also affect the amount of pension expense recorded in any given period. We estimate this discount rate based on the rates of return of high quality, fixed-income investments with maturity dates that reflect the expected time horizon that benefits will be paid (see Note 11 in the consolidated financial statements). Changes in the discount rate could have a material effect on our reported pension obligation and related pension expense.

The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets and is based upon both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. Differences between the actual and expected rate of return on plan assets can impact our expense for pension benefits.

Holding all other factors constant, the estimated impact on 2007 pension expense caused by hypothetical changes to key assumptions is as follows:

(dollars in millions)	CHANGE IN ASSUMPTION	
ASSUMPTION	25 BASIS POINT INCREASE	25 BASIS POINT DECREASE
Pension obligation discount rate	$5 pension expense decrease	$5 pension expense increase
Expected long-term rate of return on plan assets	$5 pension expense decrease	$5 pension expense increase

Inventory Valuation Reserves

Inventory valuation reserves are recorded in order to report inventories at the lower of cost or market value on our Statement of Financial Position. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory that is unlikely to be sold above cost. Other factors that management considers in determining these reserves include overall market conditions and other inventory management initiatives. Management can generally react to reduce the likelihood of severe excess and slow-moving inventory issues by changing purchasing behavior and practices provided there are no abrupt changes in market conditions.

Management believes its primary source of risk for excess and obsolete inventory is derived from the following:

- Our in-flight entertainment inventory, which tends to experience quicker technological obsolescence than our other products. In-flight entertainment inventory at September 30, 2006 was $119 million.
- Life-time buy inventory, which consists of inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of a product. Total life-time buy inventory on hand at September 30, 2006 was $74 million.

At September 30, 2006, we had $110 million of inventory valuation reserves recorded on $929 million of total inventory on hand. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

In addition to using cash provided by normal operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our operating results and cash flows are exposed to changes in interest rates that could adversely affect the amount of interest expense incurred and paid on debt obligations in any given period. In addition, changes in interest rates can affect the fair value of our debt obligations. Such changes in fair value are only relevant to the extent these debt obligations are settled prior to maturity. We manage our exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt and when considered necessary, we may employ financial instruments in the form of interest rate swaps to help meet this objective.

At September 30, 2006, we had $200 million of 4.75 percent fixed rate long-term debt obligations outstanding with a carrying value of $198 million and a fair value of $193 million. We converted $100 million of this fixed rate debt to floating rate debt bearing interest at six-month LIBOR less 7.5 basis points by executing "receive fixed, pay variable" interest rate swap contracts. A hypothetical 10 percent increase or decrease in average market interest rates would have decreased or increased the fair value of our long-term debt, exclusive of the effects of the interest rate swap contracts, by $5 million and $5 million, respectively. The fair value of the $100 million notional value of interest rate swap contracts was a $2 million liability at September 30, 2006. A hypothetical 10 percent increase or decrease in average market interest rates would decrease or increase the fair value of our interest rate swap contracts by $3 million and $3 million, respectively. Inclusive of the effect of the interest rate swaps, a hypothetical 10 percent increase or decrease in average market interest rates would not have a material effect on our pretax income. For more information related to outstanding debt obligations and derivative financial instruments, see Notes 10 and 17 in the consolidated financial statements.

Foreign Currency Risk

We transact business in various foreign currencies which subjects our cash flows and earnings to exposure related to changes to foreign currency exchange rates. We attempt to manage this exposure through operational strategies and the use of foreign currency forward exchange contracts (foreign currency contracts). All foreign currency contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The majority of our non-functional currency firm and anticipated receivables and payables are hedged using foreign currency contracts. It is our policy not to manage exposure to net investments in foreign subsidiaries or enter into derivative financial instruments for speculative purposes. Notional amounts of outstanding foreign currency forward exchange contracts were $190 million and $234 million at September 30, 2006 and 2005, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. Principal currencies that are hedged include the European euro, British pound sterling, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The net fair value of these foreign currency contracts at September 30, 2006 and 2005 were net liabilities of $3 million and $5 million, respectively. If the US dollar increased or decreased in value against all currencies by a hypothetical 10 percent, the effect on the fair value of the foreign currency contracts, our results of operations, cash flows, or financial condition would not be significant at September 30, 2006.

For more information related to outstanding foreign currency forward exchange contracts, see Note 17 in the consolidated financial statements.

CAUTIONARY STATEMENT

This Annual Report to Shareowners, and documents that are incorporated by reference to our Annual Report on Form 10-K filed with the SEC, contain statements, including certain projections and business trends, accompanied by such phrases as "believes", "estimates", "expects", "could", "likely", "anticipates", "will", "intends", and other similar expressions, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the potential impacts of geopolitical events, the financial condition of our customers (including major U.S. airlines), the health of the global economy, the continued recovery of the commercial aerospace industry and the continued support for military transformation and modernization programs; the potential adverse impact of oil prices on the commercial aerospace industry; the cost of the global war on terrorism on U.S. government military procurement expenditures and program budgets; changes in domestic and foreign government spending, budgetary and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; favorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; customer bankruptcies and profitability; recruitment and retention of qualified personnel; performance of our suppliers and subcontractors; risks inherent in fixed price contracts, particularly the risk of cost overruns; risk of significant disruption to air travel; our ability to execute to our internal performance plans such as our productivity improvement and cost reduction initiatives; achievement of our acquisition and related integration plans; continuing to maintain our planned effective tax rates, including the risk that Congress will not enact research and development tax credit legislation retroactive to the beginning of fiscal year 2007; risk of contract price reductions and payment withholds related to noncompliance with U.S. Defense Department specialty metal requirements; our ability to develop contract compliant systems and products and satisfy our contractual commitments; risk of fines and penalties related to noncompliance with export control regulations; risk of asset impairments and government claims related to our pension plan freeze; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of litigation, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof.

Management's Responsibility for Financial Statements

We, the management team of Rockwell Collins, are responsible for the preparation, integrity and objectivity of the financial statements and other financial information we have presented in this report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying our estimates and judgments.

Deloitte & Touche LLP, our independent registered public accounting firm, is retained to audit our financial statements. Their accompanying report is based on audits conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), which include the consideration of our internal controls to determine the nature, timing and extent of audit tests to be applied.

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management Board members. The Audit Committee meets regularly with the independent registered public accounting firm and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.





Clayton M. Jones
Chairman, President &
Chief Executive Officer

Patrick E. Allen
Senior Vice President &
Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Rockwell Collins' internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Rockwell Collins; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of Rockwell Collins' management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Rockwell Collins' internal control over financial reporting as of September 29, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on this assessment, management determined that Rockwell Collins, Inc. maintained effective internal control over financial reporting as of September 29, 2006.

Management's assessment of the effectiveness of Rockwell Collins' internal control over financial reporting as of September 29, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Clayton M. Jones
Chairman, President &
Chief Executive Officer



Patrick E. Allen
Senior Vice President &
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND
SHAREOWNERS OF ROCKWELL COLLINS, INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Rockwell Collins, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 29, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 29, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 29, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 29, 2006 of the Company and our report dated November 1, 2006, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's change as of October 1, 2005, in its method of accounting for employee stock-based compensation.

Deloitte & Touche LLP

Minneapolis, Minnesota
November 1, 2006

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND
SHAREOWNERS OF ROCKWELL COLLINS, INC.

We have audited the accompanying consolidated statement of financial position of Rockwell Collins, Inc. and subsidiaries (the "Company") as of September 29, 2006 and September 30, 2005, and the related consolidated statements of operations, cash flows, and shareowners' equity and comprehensive income for each of the three years in the period ended September 29, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 29, 2006 and September 30, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements as of October 1, 2005, the Company changed its method of accounting for employee stock-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 29, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 1, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Minneapolis, Minnesota
November 1, 2006

Consolidated Statement of Financial Position

(in millions, except per share amounts)	SEPTEMBER 30 2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 144	$ 145
Receivables	821	736
Inventories	727	678
Current deferred income taxes	168	178
Other current assets	67	43
Total current assets	1,927	1,780
Property	552	473
Intangible Assets	137	113
Goodwill	517	458
Other Assets	145	324
Total assets	$ 3,278	$ 3,148
LIABILITIES AND SHAREOWNERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 324	$ 283
Compensation and benefits	268	272
Advance payments from customers	246	194
Product warranty costs	189	172
Income taxes payable	54	48
Other current liabilities	243	215
Total current liabilities	1,324	1,184
Long-Term Debt	245	200
Retirement Benefits	421	758
Other Liabilities	82	67
Shareowners' Equity:		
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 183.8)	2	2
Additional paid-in capital	1,305	1,263
Retained earnings	1,105	771
Accumulated other comprehensive loss	(393)	(604)
Common stock in treasury, at cost (shares held: 2006, 16.7; 2005, 11.3)	(813)	(493)
Total shareowners' equity	1,206	939
Total liabilities and shareowners' equity	$ 3,278	$ 3,148

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Operations

(in millions, except per share amounts)	2006	2005	2004
	YEAR ENDED SEPTEMBER 30		
Sales:			
Product sales	$ 3,482	$ 3,072	$ 2,604
Service sales	381	373	326
Total sales	3,863	3,445	2,930
Costs, expenses and other:			
Product cost of sales	2,491	2,242	1,913
Service cost of sales	261	260	231
Selling, general and administrative expenses	441	402	356
Interest expense	13	11	8
Other income, net	(32)	(17)	(8)
Total costs, expenses and other	3,174	2,898	2,500
Income before income taxes	689	547	430
Income tax provision	212	151	129
Net income	$ 477	$ 396	$ 301
Earnings per share:			
Basic	$ 2.77	$ 2.24	$ 1.70
Diluted	$ 2.73	$ 2.20	$ 1.67
Weighted average common shares:			
Basic	172.0	177.0	177.4
Diluted	174.5	180.2	180.0
Cash dividends per share	$ 0.56	$ 0.48	$ 0.39

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Cash Flows

(in millions)	YEAR ENDED SEPTEMBER 30 2006	2005	2004
OPERATING ACTIVITIES:			
Net income	$ 477	$ 396	$ 301
Adjustments to arrive at cash provided by operating activities:			
Gain on sale of equity affiliate	(20)	—	—
Restructuring charge and tradenames write-off	14	15	—
Depreciation	85	85	92
Amortization of intangible assets	21	19	17
Stock-based compensation	18	—	—
Compensation and benefits paid in common stock	50	69	57
Tax benefit from exercise of stock options	28	35	15
Excess tax benefit from stock-based compensation	(28)	—	—
Deferred income taxes	33	31	38
Pension plan contributions	(66)	(114)	(132)
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:			
Receivables	(78)	(108)	(65)
Inventories	(43)	(9)	(39)
Accounts payable	35	39	21
Advance payments from customers	24	32	26
Income taxes	(12)	34	21
Compensation and benefits	(16)	30	36
Other assets and liabilities	73	20	11
Cash Provided by Operating Activities	595	574	399
INVESTING ACTIVITIES:			
Property additions	(144)	(111)	(92)
Acquisition of businesses, net of cash acquired	(100)	(19)	(126)
Proceeds from sale of investment in equity affiliate	84	—	—
Acquisition of intangible assets	—	(7)	(11)
Proceeds from disposition of property	1	3	1
Cash Used for Investing Activities	(159)	(134)	(228)
FINANCING ACTIVITIES:			
Purchases of treasury stock	(492)	(498)	(179)
Cash dividends	(96)	(85)	(69)
Proceeds from exercise of stock options	73	96	55
Net proceeds from issuance of long-term debt	46	—	198
Excess tax benefit from stock-based compensation	28	—	—
Decrease in short-term borrowings, net	—	—	(42)
Cash Used for Financing Activities	(441)	(487)	(37)
Effect of exchange rate changes on cash and cash equivalents	4	(4)	(4)
Net Change in Cash and Cash Equivalents	(1)	(51)	130
Cash and Cash Equivalents at Beginning of Year	145	196	66
Cash and Cash Equivalents at End of Year	$ 144	$ 145	$ 196

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Shareowners' Equity and Comprehensive Income

(in millions)	YEAR ENDED SEPTEMBER 30 2006	2005	2004
COMMON STOCK			
Beginning and ending balance	$ 2	$ 2	$ 2
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	1,263	1,228	1,213
Tax benefit from exercise of stock options	28	35	15
Stock-based compensation	18	—	—
Other	(4)	—	—
Ending balance	1,305	1,263	1,228
RETAINED EARNINGS			
Beginning balance	771	492	273
Net income	477	396	301
Cash dividends	(96)	(85)	(69)
Shares issued under stock option and benefit plans	(47)	(32)	(13)
Ending balance	1,105	771	492
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Beginning balance	(604)	(397)	(516)
Minimum pension liability adjustment	199	(200)	114
Currency translation gain (loss)	11	(6)	6
Foreign currency cash flow hedge adjustment	1	(1)	(1)
Ending balance	(393)	(604)	(397)
COMMON STOCK IN TREASURY			
Beginning balance	(493)	(192)	(139)
Share repurchases	(492)	(498)	(179)
Shares issued from treasury	172	197	126
Ending balance	(813)	(493)	(192)
Total Shareowners' Equity	$1,206	$ 939	$1,133
COMPREHENSIVE INCOME			
Net income	$ 477	$ 396	$ 301
Other comprehensive income (loss), net of deferred taxes (2006, $(117); 2005, $117; 2004, $(67))	211	(207)	119
Comprehensive income	$ 688	$ 189	$ 420

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Notes to Consolidated Financial Statements

1. BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

Rockwell Collins, Inc. (the Company or Rockwell Collins) provides design, production and support of communications and aviation electronics for military and commercial customers worldwide.

The Company operates on a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout these financial statements and notes to represent the fiscal year end date. All date references contained herein relate to the Company's fiscal year unless otherwise stated.

In the current year, Advance Payments from Customers are presented on a separate line in the Statement of Financial Position. In prior years, such amounts had been presented within Other Current Liabilities. Prior year Advance Payments from Customers have been reclassified to conform to the current year presentation. In addition, certain other prior year amounts have been reclassified to conform to the current year presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company's investments in entities it does not control but over which it has the ability to exercise significant influence are accounted for under the equity method and are included in Other Assets. All intercompany transactions are eliminated.

Revenue Recognition

The Company enters into sales arrangements that may provide for multiple deliverables to a customer. The Company identifies all goods and/or services that are to be delivered separately under a sales arrangement and allocates revenue to each deliverable based on relative fair values. Fair values are generally established based on the prices charged when sold separately by the Company. In general, revenues are separated between hardware, engineering services, maintenance services, and installation services. The allocated revenue for each deliverable is then recognized using appropriate revenue recognition methods.

Sales related to long-term contracts requiring development and delivery of products over several years are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. Sales and earnings under these contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales and costs related to profitable purchase options are included in estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in estimates when exercise is determined to be probable. Sales related to change orders are included in estimates only if they can be reliably estimated and collectibility is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

Sales related to long-term separately priced product maintenance or warranty contracts are accounted for based on the terms of the underlying agreements. Certain contracts are fixed price contracts with sales recognized ratably over the contractual life, while other contracts have a fixed hourly rate with sales recognized based on actual labor or flight hours incurred. The cost of providing these services is expensed as incurred.

The Company recognizes sales for all other products or services when all of the following criteria are met: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

Research and Development

The Company performs research and development activities relating to the development of new products and the improvement of existing products. Company-funded research and development programs are expensed as incurred and included in Cost of Sales. Customer-funded research and development expenditures are accounted for as contract costs within Cost of Sales, and the reimbursement is accounted for as a sale.

Cash and Cash Equivalents

Cash and cash equivalents includes time deposits and certificates of deposit with original maturity dates of three months or less.

Allowance for Doubtful Accounts

Allowances are established in order to report receivables at net realizable value on the Company's Statement of Financial Position. The determination of these allowances requires management of the Company to make estimates and judgments as to the collectibility of customer account balances. These allowances are estimated for customers who are considered credit risks by reviewing the Company's collection experience with those customers as well as evaluating the customers' financial condition. The Company also considers both current and projected economic and market conditions. Special attention is given to accounts with invoices that are past due. Past due is defined as any invoice for which payment has not been received by the due date specified on the billing invoice. The uncollectible portion of receivables is charged against the allowance for doubtful accounts when collection efforts have ceased. Recoveries of receivables previously charged-off are recorded when received.

Inventories

Inventories are stated at the lower of cost or market using costs which approximate the first-in, first-out method, less related progress payments received. Inventoried costs include direct costs of manufacturing, certain engineering costs and allocable overhead costs. The Company regularly compares inventory quantities on hand on a part level basis to estimated forecasts of product demand and production requirements as well as historical usage. Based on these comparisons, management establishes an excess and obsolete inventory reserve on an aggregate basis.

The Company defers certain pre-production engineering costs as work-in-process inventory in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. Such customer guarantees typically take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. Such costs are deferred to the extent of the contractual guarantees and are generally amortized over a period of 2 to 6 years as a component of Cost of Sales as revenue is recognized on the minimum order quantity. Deferred pre-production engineering costs were $96 million and $68 million at September 30, 2006 and 2005, respectively. Pre-production engineering costs incurred pursuant to customer contracts that do not contain customer guarantees for reimbursement are expensed as incurred.

Progress Payments

Progress payments relate to both receivables and inventories and represent cash collected from government-related contracts whereby the governments have a legal right of offset related to the receivable or legal title to the work-in-process inventory.

Property

Property is stated at acquisition cost. Depreciation of property is generally provided using accelerated and straight-line methods over the following estimated useful lives: buildings and improvements, 15–40 years; machinery and equipment, 6–12 years; and information systems software and hardware, 3–10 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis. Effective at the beginning of 2005, the Company changed its estimated useful lives for machinery and equipment from 8–10 years to 6–12 years.

Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred. The fair value of liabilities associated with the retirement of property is recorded when there is a legal or contractual requirement to incur such costs and the costs are reasonably estimable. Upon the initial recognition of a contractual or legal liability for an asset retirement obligation, the Company capitalizes the asset retirement cost by increasing the carrying amount of the property by the same amount as the liability. This asset retirement cost is then depreciated over the estimated useful life of the underlying property. The Company has no significant asset retirement obligations as of September 30, 2006.

Goodwill and Intangible Assets

Goodwill and intangible assets generally result from business acquisitions. Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed, including research and development projects which have not yet reached technological feasibility and have no alternative future use (purchased research and development). Assets acquired and liabilities assumed are recorded at their fair values; the fair value of purchased research and development is immediately charged to expense; and the excess of the purchase price over the amounts assigned is recorded as goodwill. Assets acquired and liabilities assumed are allocated to the Company's "reporting units" based on the Company's integration plans and internal reporting structure. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but reviewed at least annually for impairment.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when management plans to dispose of assets or when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Assets held for disposal are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill and indefinite-lived intangible assets are tested annually for impairment with more frequent tests performed if indications of impairment exist. The Company's annual impairment testing date is in the second quarter of each fiscal year. Impairment for intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is potentially impaired if the carrying value of a "reporting unit" exceeds its estimated fair value. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. The Company's annual impairment testing performed in the second quarter of 2006, 2005, and 2004 yielded no impairments. See Note 7 for a discussion of the tradenames write-off recorded in the fourth quarter of 2005.

Advance Payments from Customers

Advance payments from customers represent cash collected from customers in advance of revenue recognition.

Customer Incentives

Rockwell Collins provides sales incentives to certain commercial customers in connection with sales contracts. These incentives are recognized as a reduction of the sales price for cash payments or customer account credits or charged to cost of sales for products or services to be provided, when the related sale is recorded. The liability for these incentives is included in Other Current Liabilities.

Environmental

Liabilities for environmental matters are recorded in the period in which it is probable that an obligation has been incurred and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the Company records a liability for its estimated allocable share of costs related to its involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Company is the only responsible party, the Company records a liability for the total estimated costs of remediation. Costs of future expenditures for environmental remediation obligations do not consider inflation and are not discounted to present values. If recovery from insurers or other third parties is determined to be probable, the Company records a receivable for the estimated recovery.

Income Taxes

Current tax liabilities and assets are based upon an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the Company transacts business. As part of the determination of its tax liability, management exercises considerable judgment in assessing the positions taken by the Company in its tax returns and establishes reserves for probable tax exposures. These reserves represent the best estimate of amounts expected to be paid and are adjusted over time as more information regarding tax audits becomes available. Deferred tax assets and liabilities are recorded for the estimated future tax effects attributable to temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and their respective carrying amounts for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Financial Instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts and interest rate swap contracts for the purpose of minimizing exposure to changes in foreign currency exchange rates on business transactions and interest rates, respectively. The Company's policy is to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes or to manage exposure for net investments in foreign subsidiaries. These derivative financial instruments do not subject the Company to undue risk as gains and losses on these instruments generally offset gains and losses on the underlying assets, liabilities, or anticipated transactions that are being hedged.

All derivative financial instruments are recorded at fair value in the Statement of Financial Position. For a derivative that has not been designated as an accounting hedge, the change in the fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Statement of Financial Position in Accumulated Other Comprehensive Loss to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The amount recorded within Accumulated Other Comprehensive Loss is reclassified in earnings in the same period during which the underlying hedged transaction affects earnings. The Company does not exclude any amounts from the measure of effectiveness for both fair value and cash flow hedges. The change in the fair value related to the ineffective portion of a hedge, if any, is immediately recognized in earnings.

Use of Estimates

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, long-term contracts, allowances for doubtful accounts, inventory obsolescence, product warranty cost liabilities, customer incentive liabilities, retirement benefits, income taxes, environmental matters, recoverability of long-lived assets and contingencies. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the Statement of Operations in the period that they are determined.

Concentration of Risks

The Company's products and services are concentrated within the aerospace and defense industries with customers consisting primarily of military and commercial aircraft manufacturers, commercial airlines, and the United States and foreign governments. As a result of this industry focus, the Company's current and future financial performance is largely dependent upon the overall economic conditions within these industries. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions which could be prompted by or exacerbated by political or other domestic or international events. The defense market may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad, and other factors. While management believes the Company's product offerings are well positioned to meet the needs of its customer base, any material deterioration in the economic and environmental factors that impact the aerospace and defense industries could have a material adverse effect on the Company's results of operations, financial position or cash flows.

In addition to the overall business risks associated with the Company's concentration within the aerospace and defense industries, the Company is also exposed to a concentration of collection risk on credit extended to commercial airlines. Accounts receivable due from U.S. and international commercial airlines at September 30, 2006 was approximately $42 million and $115 million, respectively. The Company performs ongoing credit evaluations on the financial condition of all of its commercial airline customers and maintains allowances for uncollectible accounts receivable based on expected collectibility. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company's results of operations, financial position or cash flows.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS 158). Under SFAS 158, companies must: a) recognize a net liability or asset to report the funded status of their plans on their statement of financial position, b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur in comprehensive income. The provisions of SFAS 158 requiring a change in the plan measurement date to the end of the employer's fiscal year become effective for the Company no later than September 30, 2009. The Company must adopt all other provisions of SFAS 158 no later than September 30, 2007. The Company is currently evaluating the impact of SFAS 158 on the Company's financial statements and expects to complete its evaluation of adoption alternatives in the first quarter of fiscal 2007.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 indicates, among other things, a fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 is effective for the Company's year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 157 on the Company's financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 is effective for the Company no later than October 1, 2007. The Company is currently evaluating the impact of FIN 48 on the Company's financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143* (FIN 47). FIN 47 provides clarification with respect to the timing of liability recognition for conditional asset retirement obligations when the timing and/or method of settlement of the obligation are conditional on a future event that may or may not be within the control of a company. FIN 47 also clarifies when a company would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted FIN 47 in the fourth quarter of fiscal 2006. The adoption of FIN 47 did not have a material effect on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award beginning in 2006. The cost of the employee services is recognized as compensation cost over the period that an employee provides service in exchange for the award. SFAS 123R may be adopted using a prospective method or a retrospective method. The Company adopted the prospective method effective October 1, 2005 (see Note 13).

3. ACQUISITIONS

During the years ended September 30, 2006, 2005 and 2004, the Company completed five acquisitions that are summarized as follows:

				INTANGIBLE ASSETS	
(dollars in millions)	FISCAL YEAR ACQUIRED	CASH PURCHASE PRICE	GOODWILL	FINITE-LIVED	WEIGHTED AVERAGE LIFE IN YEARS
Anzus, Inc.	2006	$ 19	$ 14	$ 7	6
IP Unwired, Inc.	2006	10	7	3	10
E&S Simulation Business	2006	71	34	25	8
TELDIX GmbH	2005	19	45	15	11
NLX Holding Corporation	2004	126	102	17	5

Anzus, Inc.

On September 25, 2006, the Company acquired 100 percent of the shares of Anzus, Inc. (Anzus). Anzus, located in Poway, California, is a developer of software that enables high-speed tactical data link processing and sensor correlation for the U.S. Department of Defense as well as foreign governments. The total cash purchase price was $19 million. The Company is in the process of allocating the purchase price and obtaining a valuation for acquired intangible assets. Based on the Company's preliminary allocation of purchase price, $14 million has been allocated to goodwill and $7 million to intangible assets with a weighted average life of approximately 6 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will enhance the Company's tactical data link integration solutions. None of the goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

IP Unwired, Inc.

On September 5, 2006, the Company acquired 100 percent of the shares of IP Unwired, Inc. (IP Unwired). IP Unwired, located in Ottawa, Canada, is a provider of advanced digital communications and networking technology for U.S. and international military customers. The total cash purchase price was $10 million. The Company is in the process of allocating the purchase price and obtaining a valuation for acquired intangible assets. Based on the Company's preliminary allocation of purchase price, $7 million has been allocated to goodwill and $3 million to intangible assets with a weighted average life of approximately 10 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will strengthen the Company's network-centric operational capabilities. None of the goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

E&S Simulation Business

On May 26, 2006, the Company acquired Evans & Sutherland Computer Corporation's (E&S) military and commercial simulation assets and certain liabilities, including operations in the United States and United Kingdom (the E&S Simulation Business). The E&S Simulation Business produces hardware and software to create visual images for simulation, training, engineering, and other applications throughout the world. In connection with this transaction, the Company also entered into a laser projection systems agreement with Evans & Sutherland whereby the Company has exclusive and non-exclusive rights to laser projectors for the acquired business and certain of the Company's other related businesses.

The total cash purchase price was approximately $71 million and is subject to potential post-closing adjustments. The Company is in the process of allocating the purchase price and obtaining a valuation for acquired intangible and tangible assets. Based on the Company's preliminary allocation of purchase price, $34 million has been allocated to goodwill and $25 million to intangible assets with a weighted average life of approximately 8 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will further enhance the Company's simulation and training capabilities and provide more robust solutions for the Company's customers. All goodwill resulting from the acquisition is tax deductible. Based on the preliminary allocation of purchase price, $20 million of goodwill is included in the Government Systems segment and $14 million of goodwill is included in the Commercial Systems segment.

TELDIX GmbH

On March 31, 2005, the Company acquired 100 percent of the stock of TELDIX GmbH (TELDIX), a leading provider of military aviation electronics products and services, based in Heidelberg, Germany. TELDIX supplies a broad portfolio of complex military aircraft computer products, advanced mechanical space mechanisms and related support services to major prime contractors throughout Europe. The acquisition of TELDIX has broadened the Company's European presence and provides complementary product lines that will allow the Company to enhance its offerings to customers worldwide and should provide new channel-to-market opportunities for the Company's current products and services. In 2006 TELDIX was combined with the Company's existing German operations and is now called Rockwell Collins Deutschland GmbH. In 2006 the purchase price and purchase price allocation were finalized. The cash purchase price, net of cash acquired, was $19 million of which $45 million was allocated to goodwill and $15 million to finite lived intangible assets with a weighted average life of approximately 11 years. The excess purchase price over net assets acquired reflects the Company's view that there are opportunities to expand its market share in the European region. Approximately 18 percent of the goodwill resulting from this acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

NLX Holding Corporation

In December 2003, the Company acquired 100 percent of NLX Holding Corporation (NLX), a provider of integrated training and simulation systems. This business is now called Rockwell Collins Simulation and Training Solutions and provides simulators ranging from full motion simulators to desktop simulators, training, upgrades, modifications, and engineering and technical services primarily to branches of the United States military. The acquisition of Rockwell Collins Simulation and Training Solutions extends the Company's capabilities in the areas of training and simulation and enables the Company to provide a more complete service offering to its customers. The excess purchase price over net assets acquired reflects the Company's view that there are significant opportunities to expand its market share in the areas of simulation and training. Approximately 20 percent of the goodwill resulting from this acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

The results of operations of these acquired businesses are included in the Statement of Operations since their respective dates of acquisition. Pro forma financial information is not presented as the effect of these acquisitions is not material to the Company's results of operations.

4. RECEIVABLES

Receivables are summarized as follows:

	SEPTEMBER 30	
(in millions)	2006	2005
Billed	$ 665	$ 613
Unbilled	203	201
Less progress payments	(35)	(67)
Total	833	747
Less allowance for doubtful accounts	(12)	(11)
Receivables	$ 821	$ 736

As of September 30, 2006 and 2005, the portion of receivables outstanding that are not expected to be collected within the next twelve months is approximately $7 million and $3 million, respectively.

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms.

5. INVENTORIES

Inventories are summarized as follows:

	SEPTEMBER 30	
(in millions)	2006	2005
Finished goods	$ 172	$ 162
Work in process	318	272
Raw materials, parts, and supplies	329	319
Total	819	753
Less progress payments	(92)	(75)
Inventories	$ 727	$ 678

In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to life-time buy inventory and pre-production engineering costs. Life-time buy inventory is inventory that is typically no longer being produced by the Company's vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product. Inventory not expected to be realized within one year is $146 million at both September 30, 2006 and 2005.

6. PROPERTY

Property is summarized as follows:

	SEPTEMBER 30	
(in millions)	2006	2005
Land	$ 30	$ 30
Buildings and improvements	281	249
Machinery and equipment	709	655
Information systems software and hardware	264	236
Construction in progress	63	44
Total	1,347	1,214
Less accumulated depreciation	(795)	(741)
Property	$ 552	$ 473

Depreciable lives are reviewed by the Company periodically with any changes recorded on a prospective basis. In the beginning of 2005, the Company changed its useful lives for certain classes of depreciable property. The range of estimated useful lives for machinery and equipment was changed from 8–10 years to 6–12 years. As a result of the change, depreciation expense decreased $9 million ($6 million after taxes or 3 cents per share) for 2005 compared to 2004.

Property additions acquired by incurring accounts payable, which are reflected as a non-cash transaction in the Company's Consolidated Statement of Cash Flows, were $14 million, $14 million, and $10 million at September 30, 2006, 2005, and 2004, respectively.

7. GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying amount of goodwill are summarized as follows:

(in millions)	GOVERNMENT SYSTEMS	COMMERCIAL SYSTEMS	TOTAL
Balance at September 30, 2004	$ 237	$ 182	$ 419
TELDIX acquisition	45	—	45
Resolution of Kaiser pre-acquisition tax contingency	—	(2)	(2)
Currency translation adjustment	(4)	—	(4)
Balance at September 30, 2005	278	180	458
E&S Simulation Business acquisition	20	14	34
IP Unwired acquisition	7	—	7
Anzus acquisition	14	—	14
Currency translation adjustment	4	—	4
Balance at September 30, 2006	$ 323	$ 194	$ 517

Intangible assets are summarized as follows:

	SEPTEMBER 30, 2006			SEPTEMBER 30, 2005		
(in millions)	GROSS	ACCUM AMORT	NET	GROSS	ACCUM AMORT	NET
Intangible assets with finite lives:						
Developed technology and patents	$ 143	$ (58)	$ 85	$ 121	$ (46)	$ 75
License agreements	24	(6)	18	21	(5)	16
Customer relationships	41	(14)	27	22	(7)	15
Trademarks and tradenames	11	(6)	5	10	(5)	5
Intangible assets with indefinite lives:						
Trademarks and tradenames	2	—	2	2	—	2
Intangible assets	$ 221	$ (84)	$ 137	$ 176	$ (63)	$ 113

In the fourth quarter of 2005, the Company completed a company-wide branding initiative and announced to its customers that it will no longer use certain indefinite lived tradenames related to Kaiser Aerospace and Electronics Corporation (Kaiser), acquired in December 2000. As a result, the Company recorded a $15 million pre-tax write-off in the fourth quarter of 2005. The tradenames write-off was recorded in Cost of Sales.

During the year ended September 30, 2004, the Commercial Systems segment acquired license agreements for $18 million, of which $11 million was paid in 2004 and $7 million was paid in 2005. These license agreements relate primarily to a strategic agreement with The Boeing Company to provide a global broadband connectivity solution for business aircraft through the Company's Collins eXchange product. On August 17, 2006, The Boeing Company announced they will exit the high-speed broadband communications connectivity markets. The Company and The Boeing Company are in the process of negotiating a settlement which could include a number of different alternatives. In all cases, the Company believes the carrying value of the license agreements is recoverable.

Amortization expense for intangible assets for the years ended September 30, 2006, 2005 and 2004 was $21 million, $19 million, and $17 million, respectively. Annual amortization expense for intangible assets for 2007, 2008, 2009, 2010, and 2011 is expected to be $25 million, $22 million, $19 million, $17 million, and $12 million, respectively.

8. OTHER ASSETS

Other assets are summarized as follows:

	SEPTEMBER 30	
(in millions)	2006	2005
Long-term deferred income taxes (Note 16)	$ 34	$ 173
Investments in equity affiliates	13	71
Exchange and rental assets, net of accumulated depreciation of $91 at September 30, 2006 and $85 at September 30, 2005	37	37
Other	61	43
Other assets	$ 145	$ 324

Investments in Equity Affiliates

Investments in equity affiliates consist of investments in joint ventures, each of which is 50 percent owned by the Company and accounted for under the equity method.

As of September 30, 2006, the Company's joint ventures consist of Vision Systems International, LLC (VSI), Data Link Solutions, LLC (DLS), Integrated Guidance Systems, LLC (IGS), and Quest Flight Training Limited (Quest).

As of September 30, 2005, the Company's joint ventures included VSI, DLS, and Rockwell Scientific Company, LLC (RSC).

RSC was a joint venture with Rockwell Automation, Inc. (Rockwell Automation) that was engaged in advanced research and development of technologies in electronics, imaging and optics, material and computational sciences and information technology. On September 15, 2006, the Company and Rockwell Automation sold RSC to Teledyne Brown Engineering, Inc. (Teledyne) for $167.5 million in cash, of which the Company received approximately $84 million (50 percent), excluding expenses and certain retained liabilities. As part of the sale, the Company entered into a service agreement to continue funding certain research performed by RSC for $7 million, $7 million, and $4 million for 2007, 2008, and 2009, respectively. In addition, Teledyne agreed to license certain intellectual property of RSC to the Company. The Company recorded a pre-tax gain of $20 million ($13 million after taxes, or 7 cents per share) related to the sale of RSC. This pre-tax gain is recorded in Other Income, Net. RSC performed research and development efforts on behalf of the Company in the amount of $9 million for each of the years ended September 30, 2006, 2005, and 2004, respectively.

VSI is a joint venture with Elbit Systems, Ltd. for the joint pursuit of helmet mounted cueing systems for the worldwide military fixed wing aircraft market.

DLS is a joint venture with BAE Systems, plc for the joint pursuit of the worldwide military data link market.

IGS is a joint venture with Honeywell International Inc. established in November of 2005 for the joint pursuit of integrated precision guidance solutions for worldwide guided weapons systems.

Quest is a joint venture with Quadrant Group plc (Quadrant) and provides aircrew training services for the United Kingdom Ministry of Defense. The 50 percent investment in Quest, which was preliminarily valued at $2 million, was acquired from Evans & Sutherland on May 26, 2006.

Under the equity method of accounting for investments, the Company's proportionate share of the earnings or losses of its equity affiliates are included in net income and classified as Other Income, Net in the Statement of Operations. For segment performance reporting purposes, Rockwell Collins' share of earnings or losses of VSI, DLS, IGS, and Quest is included in the operating results of the Government Systems segment. RSC was considered a corporate-level investment.

In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $139 million, $126 million, and $123 million for the years ended September 30, 2006, 2005, and 2004, respectively. The deferred portion of profit generated from sales to equity affiliates was $7 million, $3 million, and $4 million as of September 30, 2006, 2005, and 2004, respectively.

Exchange and Rental Assets

Exchange and rental assets consist of Company products that are either loaned or rented to customers on a short-term basis in connection with warranty and other service related activities or under operating leases. These assets are recorded at acquisition or production cost and depreciated using the straight-line method over their estimated lives which range from 3–11 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis.

9. OTHER CURRENT LIABILITIES

Other current liabilities are summarized as follows:

	SEPTEMBER 30	
(in millions)	2006	2005
Customer incentives	$ 125	$ 116
Contract reserves	37	36
Other	81	63
Other current liabilities	$ 243	$ 215

10. DEBT

Revolving Credit Facility

In May 2005, the Company entered into an $850 million five-year unsecured revolving credit facility with various banks. This credit facility exists primarily to support the Company's commercial paper program, but may be used for other corporate purposes in the event access to the commercial paper market is impaired or eliminated. The credit facility includes one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. The ratio was 17 percent as of September 30, 2006. In addition, the credit facility contains covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. Borrowings under this credit facility bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company's unsecured long-term debt rating or, at the Company's option, rates determined by competitive bid. In addition, short-term credit facilities available to foreign subsidiaries were $57 million as of September 30, 2006, of which $25 million was utilized to support commitments in the form of commercial letters of credit. There were no significant commitment fees or compensating balance requirements under any of the Company's credit facilities.

Long-Term Debt

In June 2006, the Company entered into a five-year unsecured variable rate loan facility agreement for 20.4 million euros ($25 million). The interest rate is variable at the Euro Interbank Offered Rate plus 35 basis points and interest is payable quarterly. As of September 30, 2006 the interest rate was 3.77 percent.

In June 2006, the Company entered into a five-year unsecured variable rate loan facility agreement for 11.5 million British pounds ($21 million). The interest rate is variable at LIBOR plus 35 basis points and interest is payable quarterly. As of September 30, 2006 the interest rate was 5.42 percent.

Both of the variable rate loan facilities contain customary loan covenants, none of which are financial covenants. Failure to comply with customary covenants or the occurrence of customary events of default contained in the agreements would require the repayment of any outstanding borrowings under such agreements.

In addition, the Company has a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, the Company issued $200 million of 4.75 percent fixed rate unsecured debt under the shelf registration due December 1, 2013 (the Notes). Interest payments on the Notes are due on June 1 and December 1 of each year. The Notes contain certain covenants and events of default, including requirements that the Company satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. The Company entered into interest rate swap contracts which effectively converted $100 million aggregate principal amount of the Notes to floating rate debt based on six-month LIBOR less 7.5 basis points. See Note 17 for additional information relating to the interest rate swap contracts. At September 30, 2006, $550 million of the shelf registration statement was available for future use.

Long-term debt and a reconciliation to the carrying amount is summarized as follows:

	SEPTEMBER 30	
(in millions)	2006	2005
Principal amount of Notes due December 1, 2013	$ 200	$ 200
Principal amount of variable rate loan facilities due June 2011	47	—
Fair value adjustment (Note 17)	(2)	—
Long-term debt	$ 245	$ 200

Interest paid on debt for the years ended September 30, 2006, 2005, and 2004 was $11 million, $10 million, and $7 million, respectively.

11. RETIREMENT BENEFITS

The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans covering most of its U.S. employees and certain employees in foreign countries which provide monthly pension and other benefits to eligible employees upon retirement. The components of expense for Pension Benefits and Other Retirement Benefits are summarized below:

	PENSION BENEFITS			OTHER RETIREMENT BENEFITS		
(in millions)	2006	2005	2004	2006	2005	2004
Service cost	$ 50	$ 36	$ 39	$ 4	$ 3	$ 5
Interest cost	140	141	135	15	18	24
Expected return on plan assets	(181)	(177)	(175)	(1)	(1)	(1)
Amortization:						
Prior service cost	(18)	(15)	(14)	(39)	(39)	(30)
Net actuarial loss	79	46	46	19	20	21
Net benefit expense	$ 70	$ 31	$ 31	$ (2)	$ 1	$ 19

The following table reconciles the projected benefit obligations, plan assets, funded status, and net asset (liability) for the Company's Pension Benefits and the Other Retirement Benefits:

	PENSION BENEFITS		OTHER RETIREMENT BENEFITS	
(in millions)	2006	2005	2006	2005
Projected benefit obligation at beginning of year	$ 2,742	$ 2,314	$ 301	$ 302
Service cost	50	36	4	3
Interest cost	140	141	15	18
Discount rate change	(357)	302	—	11
Actuarial losses (gains)	5	32	(19)	(1)
Acquisitions	—	41	—	—
Plan amendments	(36)	—	—	—
Benefits paid	(129)	(122)	(30)	(33)
Other	8	(2)	—	1
Projected benefit obligation at end of year	2,423	2,742	271	301
Plan assets at beginning of year	2,061	1,928	14	14
Actual return on plan assets	143	146	2	1
Company contributions	71	108	30	33
Benefits paid	(129)	(122)	(30)	(33)
Other	2	1	(1)	(1)
Plan assets at end of year	2,148	2,061	15	14
Funded status of plans	(275)	(681)	(256)	(287)
Contributions after measurement date	1	6	—	—
Unamortized amounts:				
Prior service cost	(158)	(140)	(173)	(212)
Net actuarial loss	802	1,192	242	281
Net asset (liability) in the Statement of Financial Position	$ 370	$ 377	$ (187)	$ (218)
Net asset (liability) consists of:				
Deferred tax asset	$ 234	$ 351	$ —	$ —
Accrued benefit liability	(264)	(573)	(187)	(218)
Accumulated other comprehensive loss	400	599	—	—
Net asset (liability) in the Statement of Financial Position	$ 370	$ 377	$ (187)	$ (218)

The accumulated benefit obligation for all defined benefit pension plans was $2,404 million and $2,640 million at September 30, 2006 and 2005, respectively.

Actuarial Assumptions

Plan assets and benefit obligations as of September 30 as well as net periodic benefit expense for the following fiscal years are measured on an annual basis using a measurement date of June 30 each year. Significant assumptions used in determining the benefit obligations and related expense are as follows:

	PENSION BENEFITS		OTHER RETIREMENT BENEFITS	
	2006	2005	2006	2005
Assumptions used to determine benefit obligations at September 30:				
Discount rate	6.50%	5.30%	6.50%	5.30%
Compensation increase rate	4.50%	4.50%	—	—
Assumptions used to determine net benefit expense for years ended September 30:				
Discount rate	5.30%	6.25%	5.30%	6.25%
Expected long-term return on plan assets	8.75%	8.75%	8.75%	8.75%
Compensation increase rate	4.50%	4.50%	—	—
Pre-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Post-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Ultimate trend rate*	—	—	5.50%	5.50%
Year that trend reaches ultimate rate	—	—	2012	2011

* Due to the effect of the fixed Company contribution, the net impact of any change in trend rate is not significant.

The discount rates used to determine the September 30, 2006 and 2005 benefit obligations were based on individual bond-matching models comprised of portfolios of high-quality corporate bonds with projected cash flows and maturity dates reflecting the expected time horizon that benefits will be paid. Bonds included in the model portfolios are from a cross-section of different issuers, are rated AA- or better, are non-callable, and have at least $25 million outstanding at the measurement date. Expected long-term return on plan assets for each year presented is based on both historical long-term actual and expected future investment returns considering the current investment mix of plan assets.

Actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or market-related value of assets are amortized on a straight-line basis over the average remaining service period of active participants. Prior service costs resulting from plan amendments are amortized in equal annual amounts over the average remaining service period of affected active participants or over the remaining life expectancy of affected retired participants. The Company uses a five-year, market-related value asset method of amortizing the difference between actual and expected returns on plan assets.

The Company is currently evaluating the impact of SFAS 158 on the Company's financial statements and expects to complete its evaluation of adoption alternatives in the first quarter of fiscal 2007. See *Recently Issued Accounting Standards* in Note 2.

Pension Benefits

The Company provides pension benefits to most of the Company's U.S. employees in the form of non-contributory, defined benefit plans that are considered qualified plans under applicable laws. The benefits provided under these plans for salaried employees are generally based on years of service and average compensation. The benefits provided under these plans for hourly employees are generally based on specified benefit amounts and years of service. In addition, the Company sponsors an unfunded non-qualified defined benefit plan for certain employees. The Company also maintains two pension plans in foreign countries, one of which is unfunded.

In June 2003, the Company's U.S. qualified and non-qualified defined benefit pension plans were amended to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. These changes will affect all of the Company's domestic pension plans for all salaried and hourly employees not covered by collective bargaining agreements. Concurrently, the Company plans to supplement its existing defined contribution savings plan effective October 1, 2006 to include additional Company contributions.

In 2006, the Company's U.S. qualified defined benefit pension plan was also amended to discontinue pre-retirement and post retirement lump sum ancillary death benefits. The amendment is effective for active employees who are entitled to a deferred vested benefit that die on or after October 1, 2006, and for retirees under the plan who die on or after January 1, 2007. The effect of this plan amendment was to both reduce the benefit obligation and increase the funded status of the Company's U.S. qualified pension plan by $28 million at September 30, 2006.

Also during 2006, the Company's United Kingdom defined benefit pension plan was amended to discontinue benefit accruals for salary increases and services rendered after February 28, 2009 for all participants. Concurrently, the Company plans to replace the defined benefit by expanding its existing defined contribution savings plan effective March 1, 2006 to include additional Company contributions. New hires on or after March 1, 2006 participate only in the defined contribution plan. Existing employees may choose to move to the new plan any time after March 1, 2006. The effect of this plan amendment was to both reduce the benefit obligation and increase the funded status of the Company's United Kingdom pension plan by $8 million at September 30, 2006.

For the years ended September 30, 2006 and 2005, the Company made contributions to its pension plans as follows:

(in millions)	2006	2005
Discretionary contributions to U.S. qualified plan	$ 50	$ 100
Contributions to international plans	9	8
Contributions to U.S. non-qualified plan	7	6
Total	$ 66	$ 114

The Company's objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund its pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. During 2006 and 2005, the Company made discretionary contributions to its U.S. qualified pension plan of $50 million and $100 million, respectively. These contributions resulted in a reduction of a previously established deferred tax benefit and as a result, there was no effect on the Company's effective income tax rate or related income tax expense during 2006 and 2005.

The Company is not required to make any contributions to its U.S. qualified pension plan in 2007 pursuant to governmental regulations; however, the Company plans to make a $75 million discretionary contribution to the U.S. qualified pension plan in 2007. Contributions to the Company's international plans and the U.S. non-qualified plan are expected to total $13 million in 2007.

Other Retirement Benefits

Other retirement benefits consist of retiree health care and life insurance benefits that are provided to substantially all of the Company's U.S. employees and covered dependents. Employees generally become eligible to receive these benefits if they retire after age 55 with at least 10 years of service. Most plans are contributory with retiree contributions generally based upon years of service and adjusted annually by the Company. Retiree medical plans pay a stated percentage of expenses reduced by deductibles and other coverage, principally Medicare. The amount the Company will contribute toward retiree medical coverage for most plans is fixed. Additional premium contributions will be required from participants for all costs in excess of the Company's fixed contribution amount. As a result, increasing or decreasing the health care cost trend rate by one percentage point would not have a significant impact on the Company's cost of providing these benefits. Retiree life insurance plans provide coverage at a flat dollar amount or as a multiple of salary. With the exception of certain bargaining unit plans, Other Retirement Benefits are funded as expenses are incurred.

Plan Assets

Total plan assets for Pension Benefits and Other Retirement Benefits as of September 30, 2006 and 2005 were $2,163 million and $2,075 million, respectively. The Company has established investment objectives that seek to preserve and maximize the amount of plan assets available to pay plan benefits. These objectives are achieved through investment guidelines requiring diversification and allocation strategies designed to maximize the long-term returns on plan assets while maintaining a prudent level of investment risk. These investment strategies are implemented using actively managed and indexed assets. Target and actual asset allocations as of September 30 are as follows:

	TARGET MIX	2006	2005
Equities	40% – 70%	68%	66%
Fixed income	25% – 60%	28%	26%
Alternative investments	0% – 15%	—	—
Cash	0% – 5%	4%	8%

Alternative investments may include real estate, hedge funds, venture capital, and private equity. There were no plan assets invested in the securities of the Company as of September 30, 2006 and 2005 or at any time during the years then ended. Target and actual asset allocations are periodically rebalanced between asset classes in order to mitigate investment risk and maintain asset classes within target allocations.

Benefit Payments

The following table reflects estimated benefit payments to be made to eligible participants for each of the next five years and the following five years in aggregate:

(in millions)	PENSION BENEFITS	OTHER RETIREMENT BENEFITS
2007	$ 135	$ 28
2008	140	26
2009	144	25
2010	148	24
2011	153	23
2012 – 2016	859	111

Substantially all of the Pension Benefit payments relate to the Company's qualified funded plans which are paid from the pension trust. Estimated benefit payments for Other Retirement Benefits are presented net of $7 million of federal subsidies that the Company expects to receive under the Medicare Reform Act between 2007 and 2008.

12. SHAREOWNERS' EQUITY

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of preferred share purchase rights. At September 30, 2006, 11.4 million shares of common stock were reserved for issuance under various employee incentive plans.

Preferred Share Purchase Rights

Each outstanding share of common stock provides the holder with one Preferred Share Purchase Right (Right). The Rights will become exercisable only if a person or group acquires, or offers to acquire, without prior approval of the Board of Directors, 15 percent or more of the Company's common stock. However, the Board of Directors is authorized to reduce the 15 percent threshold for triggering the Rights to not less than 10 percent. Upon exercise, each Right entitles the holder to 1/100th of a share of Series A Junior Participating Preferred Stock of the Company (Junior Preferred Stock) at a price of $125, subject to adjustment.

Upon acquisition of the Company, each Right (other than Rights held by the acquirer) will generally be exercisable for $250 worth of either common stock of the Company or common stock of the acquirer for $125. In certain circumstances, each Right may be exchanged by the Company for one share of common stock or 1/100th of a share of Junior Preferred Stock. The Rights will expire on June 30, 2011, unless earlier exchanged or redeemed at $0.01 per Right. The Rights have the effect of substantially increasing the cost of acquiring the Company in a transaction not approved by the Board of Directors.

Treasury Stock

The Company repurchased shares of its common stock as follows:

(in millions)	2006	2005	2004
Amount of share repurchases	$ 492	$ 498	$ 179
Number of shares repurchased	9.3	10.6	5.8

In September 2006, the Company entered into an accelerated share repurchase agreement with an investment bank under which the Company repurchased 4.7 million shares of its outstanding common shares at an initial price of $54.63 per share, representing the September 28, 2006 closing price of the Company's common shares. Total consideration paid to repurchase the shares of approximately $257 million was recorded as a treasury stock repurchase which resulted in a reduction of Shareowners' Equity. The agreement is subject to a future contingent purchase price adjustment based on the volume-weighted average price of the Company's shares over a period of time that ends no later than December 29, 2006 (see Note 18 for further discussion of the contingent purchase price adjustment).

At September 30, 2006, the Company is authorized to repurchase an additional $74 million of outstanding stock under the Company's share repurchase program.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	SEPTEMBER 30		
(in millions)	2006	2005	2004
Minimum pension liability adjustment, net of taxes of $234 for 2006, $351 for 2005 and $234 for 2004	$ (400)	$ (599)	$ (399)
Foreign currency translation adjustment	8	(3)	3
Foreign currency cash flow hedge adjustment	(1)	(2)	(1)
Accumulated other comprehensive loss	$ (393)	$ (604)	$ (397)

13. STOCK-BASED COMPENSATION

Adoption of SFAS 123R

Prior to October 1, 2005, the Company accounted for employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*.

Under the intrinsic value method, compensation expense is recorded for the excess of the stock's quoted market price at the time of grant over the amount an employee had to pay to acquire the stock. As the Company's various incentive plans require stock options to be granted at prices equal to or above the fair market value of the Company's common stock on the grant dates, no compensation expense was recorded prior to October 1, 2005 under the intrinsic value method.

The Company has adopted SFAS 123R using the modified prospective method as of October 1, 2005. Under this method, stock-based compensation expense for the year ended September 30, 2006 includes the requisite service period portion of the grant date fair value of: (a) all awards of equity instruments granted prior to, but not yet vested as of, September 30, 2005; and (b) all awards of equity instruments granted subsequent to September 30, 2005. In addition, the Company has elected the alternative transition method to compute the beginning additional paid-in capital pool in accordance with Financial Staff Position No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. Total stock-based compensation expense included within the Consolidated Statement of Operations for the year ended September 30, 2006 is as follows:

(in millions, except per share amounts)	2006
Stock-based compensation expense included in:	
Product cost of sales	$ 4
Service cost of sales	1
Selling, general and administrative expenses	13
Income before income taxes	$ 18
Net income	$ 12
Basic and diluted earnings per share	$ 0.07

In accordance with the prospective adoption method of SFAS 123R, financial results for the prior periods have not been restated.

Stock-Based Compensation Program Description

Under the Company's 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, and restricted stock. Shares available for future grant or payment under these plans were 0.5 million at September 30, 2006.

Under the Company's 2006 Long-Term Incentives Plan, up to 11.0 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and other awards. Each share issued pursuant to an award of restricted stock, restricted stock units, performance shares, and performance units counts as three shares against the authorized limit. Shares available for future grant or payment under this plan were 10.9 million at September 30, 2006.

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers, and other key employees. All of the Company's stock-based incentive plans require options to be granted at prices equal to or above the fair market value of the common stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid by the employee in cash, shares of common stock, or a combination thereof. Certain option awards provide for accelerated vesting if there is a change in control. Stock options generally expire ten years from the date they are granted and generally vest ratably over three years. The Company has an ongoing share repurchase plan and expects to satisfy share option exercises from treasury stock.

Historically the Company has utilized stock options as the primary component of stock-based compensation awards under its long-term incentive plans for officers and other key employees. In 2006, the Company elected to use fewer stock options as part of these awards and introduced multi-year performance shares and restricted stock. Both the performance shares and restricted stock granted in 2006 cliff vest at the end of three years. The number of performance shares that will ultimately be issued is based on achievement of performance targets for fiscal years 2006 through 2008 that consider cumulative sales growth and return on sales with an additional potential adjustment up or down depending on the Company's total return to shareowners compared to a group of peer companies. The Company's stock-based compensation awards are designed to align management's interests with those of the Company's shareowners and to reward outstanding Company performance. The Company's stock-based compensation awards serve as an important retention tool because the awards generally vest over a three-year period.

Pro Forma Information for Periods Prior to Fiscal 2006

The following table illustrates the effect on net income and earnings per share if the Company had accounted for its stock-based compensation plans using the fair value method for the years ended September 30, 2005 and 2004:

(in millions, except per share amounts)	2005	2004
Net income, as reported	$ 396	$ 301
Stock-based employee compensation expense included in reported net income, net of tax	—	—
Stock-based employee compensation expense determined under the fair value based method, net of tax	(13)	(15)
Pro forma net income	$ 383	$ 286
Earnings per share:		
Basic – as reported	$ 2.24	$ 1.70
Basic – pro forma	$ 2.16	$ 1.62
Diluted – as reported	$ 2.20	$ 1.67
Diluted – pro forma	$ 2.13	$ 1.59

General Option Information

The following summarizes the activity of the Company's stock options for 2006, 2005, and 2004:

	2006		2005		2004	
(shares in thousands)	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Number of shares under option:						
Outstanding at beginning of year	10,428	$ 26.52	13,311	$ 24.37	14,208	$ 22.93
Granted	590	45.22	1,337	36.88	1,983	28.24
Exercised	(2,848)	25.52	(4,172)	22.96	(2,791)	19.72
Forfeited or expired	(79)	34.49	(48)	28.14	(89)	27.14
Outstanding at end of year	8,091	28.16	10,428	26.52	13,311	24.37
Exercisable at end of year	5,979	25.26	7,146	23.78	10,014	23.34

The weighted-average fair value of options granted during 2006, 2005, and 2004 was $13.46, $10.06, and $9.55 per option, respectively. The intrinsic value of options exercised during 2006, 2005, and 2004 was $75 million, $88 million, and $36 million, respectively, which resulted in a tax deduction of $27 million, $33 million, and $13 million, respectively. The intrinsic value of options outstanding and options exercisable at September 30, 2006 was $216 million and $177 million, respectively.

The following table summarizes the status of the Company's stock options outstanding at September 30, 2006:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE		
		WEIGHTED AVERAGE			WEIGHTED AVERAGE	
(shares in thousands; remaining life in years)	SHARES	REMAINING LIFE	EXERCISE PRICE	SHARES	REMAINING LIFE	EXERCISE PRICE
Range of Exercise Prices						
$15.30 to $22.08	2,006		$ 19.72	2,006		$ 19.72
$22.09 to $27.95	1,703		22.87	1,643		22.72
$27.96 to $32.14	1,424		28.04	841		28.05
$32.15 to $58.45	2,958		37.00	1,489		33.95
Total	8,091	5.6	28.16	5,979	4.8	25.26

The following summarizes the activity of the Company's stock options that have not vested for the years ended September 30, 2006, 2005, and 2004:

	2006		2005		2004	
(shares in thousands)	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Nonvested at beginning of year	3,282	$ 32.49	3,297	$ 27.51	3,590	$ 23.07
Granted	590	45.22	1,337	36.88	1,983	28.24
Vested	(1,703)	34.35	(1,311)	26.35	(2,201)	22.79
Forfeited or expired	(57)	36.12	(41)	29.21	(75)	27.14
Nonvested at end of year	2,112	36.39	3,282	32.49	3,297	27.51

The total fair value of options vested was $17 million, $11 million, and $16 million during the years ended September 30, 2006, 2005, and 2004, respectively. Total unrecognized compensation expense for options that have not vested as of September 30, 2006 is $11 million and will be recognized over a weighted average period of 1.6 years.

Stock Option Fair Value Information

The Company's determination of fair value of option awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These assumptions include, but are not limited to, the Company's expected stock price volatility over the term of the awards, the projected employee stock option exercise term, the expected dividend yield, and the risk-free interest rate. Changes in these assumptions can materially affect the estimated value of the stock options.

The fair value of each option granted by the Company was estimated using a binomial lattice pricing model for 2006 and 2005 and the Black-Scholes pricing model for 2004 and the following weighted average assumptions:

	2006 GRANTS	2005 GRANTS	2004 GRANTS
Risk-free interest rate	4.40%	3.55%	3.37%
Expected dividend yield	1.08%	1.50%	1.51%
Expected volatility	0.30	0.30	0.40
Expected life	5 years	5 years	5 years

The Company's shares have only been publicly traded since the Company's spin-off from Rockwell International on June 29, 2001. As a result, the Company cannot evaluate historical volatility prior to June 29, 2001. To estimate expected volatility for the Company's stock options, the Company considered its own volatility since the spin-off as well as the expected volatility of similar public companies.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The binomial lattice model assumes that employees' exercise behavior is a function of the option's remaining expected life and the extent to which the option is in-the-money. The binomial lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and forfeitures on all past option grants made by the Company.

General Performance Shares, Restricted Shares, and Restricted Stock Units Information

The following summarizes the performance shares, restricted shares, and restricted stock units as of September 30, 2006:

(in millions, except shares and per share amounts, remaining life in years)	PERFORMANCE SHARES	RESTRICTED SHARES	RESTRICTED STOCK UNITS
Granted	79,127	62,875	18,523
Forfeited	(1,898)	(1,400)	—
Outstanding at end of year *	77,229	61,475	18,523
Total unrecognized compensation cost	$ 5	$ 2	$ —
Weighted average grant date fair value per share	$ 45.18	$ 46.37	$ 52.40
Weighted average life remaining	2.1 years	1.9 years	—

* The maximum number of performance shares that can be issued based on the achievement of performance targets for fiscal years 2006 through 2008 is 185,350.

Diluted Share Equivalents

Dilutive stock options outstanding resulted in an increase in average outstanding diluted shares of 2.5 million, 3.2 million, and 2.6 million for 2006, 2005, and 2004, respectively. The average outstanding diluted shares calculation excludes options with an exercise price that exceeds the average market price of shares during the year. Less than 0.1 million stock options were excluded from the average outstanding diluted shares calculation in 2006 and 2005 and 2.3 million stock options were excluded from the calculation in 2004. Dilutive performance shares, restricted shares, and restricted stock units resulted in an increase in average outstanding dilutive shares of less than 0.1 million in 2006.

Employee Benefits Paid in Company Stock

The Company offers an Employee Stock Purchase Plan (ESPP) which allows employees to have their base compensation withheld to purchase the Company's common stock.

Prior to June 1, 2005, shares of the Company's common stock could be purchased under the ESPP at six month intervals at 85 percent of the lower of the fair market value on the first or the last day of the offering period. There were two offering periods during the year, each lasting six months, beginning on December 1 and June 1.

Effective June 1, 2005, the ESPP was amended whereby shares of the Company's common stock are purchased each month by participants at 95 percent of the fair market value on the last day of the month.

The Company is authorized to issue 9.0 million shares under the ESPP, of which 4.7 million shares are available for future grant at September 30, 2006. The ESPP is considered a non-compensatory plan and accordingly no compensation expense is recorded in connection with this benefit.

The Company also sponsors defined contribution savings plans that are available to the majority of its employees. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions using common stock of the Company up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the alternative investment options offered within the plans. The Company's expense related to the savings plans was $39 million, $35 million, and $33 million for 2006, 2005 and 2004, respectively.

During 2006, 2005, and 2004, 1.0 million, 1.9 million, and 2.2 million shares, respectively, of Company common stock were issued to employees under the Company's employee stock purchase and defined contribution savings plans at a value of $50 million, $69 million, and $57 million for the respective periods.

14. RESEARCH AND DEVELOPMENT

Research and development expense consists of the following:

(in millions)	2006	2005	2004
Customer-funded	$ 443	$ 348	$ 327
Company-funded	279	243	218
Total research and development	$ 722	$ 591	$ 545

15. OTHER INCOME, NET

Other income, net consists of the following:

(in millions)	2006	2005	2004
Gain on sale of equity affiliate [a]	$ (20)	$ —	$ —
Earnings from equity affiliates	(8)	(11)	(8)
Interest income	(5)	(5)	(2)
Royalty income	(5)	(3)	(4)
Contract dispute settlement [b]	—	—	(7)
Insurance settlements	—	—	(5)
Loss on equity investment [c]	—	—	7
Other, net	6	2	11
Other income, net	$ (32)	$ (17)	$ (8)

a See Note 8 for a discussion of the gain on sale of Rockwell Scientific Company, LLC.
b The contract dispute settlement gain relates to the resolution of a legal matter from a divested business.
c The loss on equity investment relates to the Company's investment in Tenzing Communications, Inc., a developer of passenger connectivity solutions for commercial aircraft.

16. INCOME TAXES

The components of income tax expense are as follows:

(in millions)	2006	2005	2004
Current:			
United States federal	$ 161	$ 104	$ 85
Non-United States	12	11	7
United States state and local	6	5	(1)
Total current	179	120	91
Deferred:			
United States federal	27	25	39
Non-United States	3	—	(2)
United States state and local	3	6	1
Total deferred	33	31	38
Income tax expense	$ 212	$ 151	$ 129

Net current deferred income tax benefits consist of the tax effects of temporary differences related to the following:

	SEPTEMBER 30	
(in millions)	2006	2005
Inventory	$ 8	$ 43
Product warranty costs	67	62
Customer incentives	28	25
Contract reserves	10	10
Compensation and benefits	31	21
Other, net	24	17
Current deferred income taxes	$ 168	$ 178

Net long-term deferred income tax benefits included in Other Assets consist of the tax effects of temporary differences related to the following:

	SEPTEMBER 30	
(in millions)	2006	2005
Retirement benefits	$ 119	$ 283
Intangibles	(4)	—
Property	(68)	(64)
Stock-based compensation	6	—
Other, net	(19)	(46)
Long-term deferred income taxes	$ 34	$ 173

Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of Rockwell Collins ($1,012 million of United States taxable income over the past three years), (b) expectations of future earnings, and (c) the extended period of time over which the retirement benefit liabilities will be paid.

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2006	2005	2004
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(0.8)	(3.9)	(2.4)
Extraterritorial income exclusion	(3.0)	(2.9)	(2.3)
Domestic manufacturing deduction	(0.4)	—	—
State and local income taxes	0.5	1.4	(0.1)
Resolution of pre-spin deferred tax matters	—	(1.9)	—
Other	(0.5)	(0.1)	(0.2)
Effective income tax rate	30.8%	27.6%	30.0%

Income tax expense was calculated based on the following components of income before income taxes:

(in millions)	2006	2005	2004
United States income	$ 642	$ 512	$ 413
Non-United States income	47	35	17
Total	$ 689	$ 547	$ 430

During 2006, the Company settled an Internal Revenue Service (IRS) tax return audit for the years ended September 30, 2002 and 2003 for all items other than the Extraterritorial Income Exclusion. The results of the audit were settled without a material impact on the Company's financial statements. The IRS has begun its audit of the tax returns for the years ended September 30, 2004 and 2005. The IRS has not proposed any audit adjustments to date. The Company believes that it has adequately provided for any tax contingencies that may result from the IRS income tax examination.

During 2005, the Company settled an IRS tax return audit for the short period return filed for the three months ended September 30, 2001. The completion of the IRS's audit of the Company's tax return for the three month short-period ended September 30, 2001 enabled the Company to resolve estimates involving certain deferred tax matters existing at the time of the spin-off. The resolution of these pre-spin deferred tax matters during 2005 resulted in a $10 million decrease to the Company's 2005 income tax expense.

The American Jobs Creation Act of 2004 (the Act) provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During 2006 the Company repatriated $91 million in cash from non-U.S. subsidiaries into the U.S. under the provisions of the Act. The repatriation did not impact the Company's effective income tax rate for the year ended September 30, 2006 as a $2 million tax liability was established during 2005 when the decision was made to repatriate the foreign earnings.

No provision has been made for United States federal or state, or additional foreign income taxes related to approximately $46 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.

The Company paid income taxes, net of refunds, of $164 million, $60 million, and $51 million, in 2006, 2005, and 2004, respectively.

17. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The carrying amounts and fair values of the Company's financial instruments are as follows:

	ASSET (LIABILITY)			
	SEPTEMBER 30, 2006		SEPTEMBER 30, 2005	
(in millions)	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Cash and cash equivalents	$ 144	$ 144	$ 145	$ 145
Long-term debt	(245)	(240)	(200)	(197)
Interest rate swaps	(2)	(2)	—	—
Foreign currency forward exchange contracts	(3)	(3)	(5)	(5)
Accelerated share repurchase agreements (Note 18)	—	2	—	6

The fair value of cash and cash equivalents approximate their carrying value due to the short-term nature of the instruments. Fair value information for long-term debt and interest rate swaps is obtained from third parties and is based on current market interest rates and estimates of current market conditions for instruments with similar terms, maturities, and degree of risk. The fair value of foreign currency forward exchange contracts is estimated based on quoted market prices for contracts with similar maturities. The fair value of the accelerated share repurchase agreements are based on the estimated settlement amount under the agreements as discussed in Note 18. These fair value estimates do not necessarily reflect the amounts the Company would realize in a current market exchange.

Interest Rate Swaps

The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. On November 20, 2003, the Company entered into two interest rate swap contracts (the Swaps) which expire on December 1, 2013 and effectively convert $100 million of the 4.75 percent fixed rate long-term notes to floating rate debt based on six-month LIBOR less 7.5 basis points. The Company has designated the Swaps as fair value hedges and uses the "short-cut" method for assessing effectiveness. Accordingly, changes in the fair value of the Swaps are assumed to be entirely offset by changes in the fair value of the underlying debt that is being hedged with no net gain or loss recognized in earnings. At September 30, 2006 and 2005, the Swaps are recorded at a fair value of $2 million and zero, respectively, within Other Liabilities, offset by a fair value adjustment to Long-Term Debt (Note 10) of $2 million and zero, respectively. Cash payments or receipts between the Company and the counterparties to the Swaps are recorded as an adjustment to interest expense.

Foreign Currency Forward Exchange Contracts

The Company transacts business in various foreign currencies which subjects the Company's cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third parties and intercompany inventory and royalty transactions. The Company has established a program that utilizes foreign currency forward exchange contracts (foreign currency contracts) and attempts to minimize its exposure to fluctuations in foreign currency exchange rates relating to these transactions. Foreign currency contracts provide for the exchange of currencies at specified future prices and dates and reduce exposure to currency fluctuations by generating gains and losses that are intended to offset gains and losses on the underlying transactions. Principal currencies that are hedged include the European euro, British pound, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The maximum duration of a foreign currency contract at September 30, 2006 was 166 months. The majority of the Company's non-functional currency firm and anticipated receivables and payables that are denominated in major currencies that can be traded on open markets are hedged using foreign currency contracts. The Company does not manage exposure to net investments in foreign subsidiaries.

Notional amounts of outstanding foreign currency forward exchange contracts were $190 million and $234 million at September 30, 2006 and 2005, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. The net fair value of these foreign currency contracts at September 30, 2006 and 2005 were net liabilities of $3 million and $5 million, respectively. Net losses of $1 million and $2 million were deferred within Accumulated Other Comprehensive Loss relating to cash flow hedges at September 30, 2006 and 2005, respectively. The Company expects to re-classify approximately $1 million of these net losses into earnings over the next 12 months. There was no significant impact to the Company's earnings related to the ineffective portion of any hedging instruments during the three years ended September 30, 2006. Gains and losses related to all foreign currency contracts are recorded in Cost of Sales.

18. GUARANTEES AND INDEMNIFICATIONS

Product Warranty Costs

Accrued liabilities are recorded to reflect the Company's contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on the length of the warranty and historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

	SEPTEMBER 30	
(in millions)	2006	2005
Balance at beginning of year	$ 172	$ 154
Warranty costs incurred	(52)	(53)
Product warranty accrual	69	67
Acquisitions	1	2
Pre-existing warranty adjustments	(1)	2
Balance at September 30	$ 189	$ 172

Guarantees

In connection with the acquisition of Quest from Evans & Sutherland, the Company entered into a parent company guarantee related to various obligations of Quest. The Company guarantees, jointly and severally with Quadrant, the performance of Quest in relation to its contract with the United Kingdom Ministry of Defense (which expires in 2030).

In addition, the Company guarantees, jointly and severally with Quadrant, the performance of certain Quest subcontractors. This guarantee is in place until 2020 and is subject to a maximum amount of 1 million British sterling pounds (approximately $2 million).

The Company has also pledged equity shares in Quest to guarantee payment by Quest of a loan agreement executed by Quest. The loan agreement terminates in 2020. The pledge of the Company's equity shares in Quest will expire at such time as Quest's obligations under the loan agreement are satisfied or the date on which the loan agreement is otherwise terminated. In the event of default on this loan agreement, the lending institution can request that the trustee holding such equity shares surrender them to the lending institution in order to satisfy all amounts then outstanding under the loan agreement. As of September 30, 2006, the outstanding loan balance was approximately $8 million. Quadrant has made an identical pledge to guarantee this obligation of Quest.

Should Quest fail to meet its obligations under these agreements, these guarantees may become a liability of the Company and Quadrant. As of September 30, 2006, the Quest guarantees are not reflected on the Company's Consolidated Statement of Financial Position because the Company believes that Quest will meet all of its performance and financial obligations in relation to its contract with the United Kingdom Ministry of Defense and the loan agreement.

Letters of Credit

The Company has contingent commitments in the form of commercial letters of credit. Outstanding letters of credit are issued by banks on the Company's behalf to support certain contractual obligations to its customers. If the Company fails to meet these contractual obligations, these letters of credit may become liabilities of the Company. Total outstanding letters of credit at September 30, 2006 were $115 million. These commitments are not reflected as liabilities on the Company's Statement of Financial Position.

Accelerated Share Repurchases

In September 2006, the Company entered into an accelerated share repurchase agreement with an investment bank under which the Company repurchased 4.7 million shares of its outstanding common shares at an initial price of $54.63 per share, representing the September 28, 2006 closing price of the Company's common shares. Total consideration paid to repurchase the shares of approximately $257 million was recorded as a treasury stock repurchase which resulted in a reduction of Shareowners' Equity.

The agreement contains a forward sale contract whereby the 4.7 million borrowed shares held by the investment bank that were sold to the Company are covered by share purchases by the investment bank in the open market over a subsequent period of time that ends no later than December 29, 2006. The initial purchase price is subject to a future contingent purchase price adjustment based on the volume-weighted average price of the Company's shares purchased by the investment bank during the period less a discount as defined in the agreement. The purchase price adjustment will settle, at the Company's option, in cash or in shares of its common stock. In the event the Company elects to net-share settle, the maximum number of shares that the Company would issue under the agreement is 30 million. Assuming the volume-weighted average price of the Company's common stock over the applicable period is $54.84, which was the volume-weighted average price of the Company's common stock on September 29, 2006, then the investment bank would be required to pay the Company approximately $2 million or less than 0.1 million shares (net of related settlement fees and expenses) in cash or shares to settle the transaction. A one dollar increase or decrease in the volume-weighted average price of the Company's common stock over the applicable period would change the fair value of the settlement by $5 million or less than 0.1 million shares.

The Company accounted for the agreement as two separate transactions, the repurchase of shares as a treasury stock transaction and the forward sale contract as an equity instrument. As long as the forward sale contract continues to meet the requirements for classification as an equity instrument, no accounting for the forward sale contract will be required until settlement. Any amounts (either cash or shares) subsequently paid or received at settlement will be recorded in Shareowners' Equity.

In August 2005, the Company entered into accelerated share repurchase agreements with an investment bank under which the Company repurchased 4 million shares of its outstanding common shares at an initial price of $196 million, or $49.10 per share. The initial purchase price was subject to a purchase price adjustment based on the volume-weighted average price of the Company's shares during the period from August 2005 through December 2005, less a discount. The purchase price adjustment could have been settled, at the Company's option, in cash or in shares of its common stock. In December 2005, the Company received $8 million (net of related settlement fees and expenses) in shares of its common stock from the investment bank in full settlement of the agreements (0.2 million shares).

Indemnifications

The Company enters into indemnifications with lenders, counterparties in transactions such as administration of employee benefit plans, and other customary indemnifications with third parties in the normal course of business. The following are other than customary indemnifications based on the judgment of management.

The Company became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation (Rockwell), renamed Rockwell Automation, spun off its former avionics and communications business and certain other assets and liabilities of Rockwell by means of a distribution of all the Company's outstanding shares of common stock to the shareowners of Rockwell in a tax-free spin-off (the spin-off). In connection with the spin-off, the Company may be required to indemnify certain insurers against claims made by third parties in connection with the Company's legacy insurance policies.

In connection with agreements for the sale of portions of its business, the Company at times retains the liabilities of a business of varying amounts which relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company at times indemnifies the purchaser of a Rockwell Collins' business in the event that a third party asserts a claim that relates to a liability retained by the Company.

The Company also provides indemnifications of varying scope and amounts to certain customers against claims of product liability or intellectual property infringement made by third parties arising from the use of Company or customer products or intellectual property. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party product liability or intellectual property claims arising from these transactions.

The amount the Company could be required to pay under its indemnification agreements is generally limited based on amounts specified in the underlying agreements, or in the case of some agreements, the maximum potential amount of future payments that could be required is not limited. When a potential claim is asserted under these agreements, the Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. A liability is recorded when a potential claim is both probable and estimable. The nature of these agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay should counterparties to these agreements assert a claim; however, the Company currently has no material claims pending related to such agreements.

19. CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table reflects certain of the Company's non-cancelable contractual commitments as of September 30, 2006:

	PAYMENTS DUE BY PERIOD						
(in millions)	2007	2008	2009	2010	2011	THEREAFTER	TOTAL
Non-cancelable operating leases	$ 33	$ 24	$ 16	$ 13	$ 11	$ 49	$ 146
Purchase contracts	22	12	10	3	3	—	50
Long-term debt	—	—	—	—	47	200	247
Interest on long-term debt	12	12	12	12	12	20	80
Total	$ 67	$ 48	$ 38	$ 28	$ 73	$ 269	$ 523

Non-cancelable Operating Leases

The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates. Rent expense for the years ended September 30, 2006, 2005, and 2004 was $27 million, $25 million, and $26 million, respectively. The Company's commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on its Statement of Financial Position.

Purchase Contracts

The Company may enter into purchase contracts with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount. These commitments are not reflected as a liability on the Company's Statement of Financial Position.

Interest on Long-term Debt

Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts.

20. ENVIRONMENTAL MATTERS

The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment that have had and will continue to have an impact on the Company's manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. The Company is currently involved in the investigation or remediation of ten sites under these regulations or pursuant to lawsuits asserted by third parties. Certain of these sites relate to properties purchased in connection with the Company's acquisition of Kaiser. Rockwell Collins has certain rights to indemnification from escrow funds set aside at the time of acquisition that management believes are sufficient to address the Company's potential liability related to the Kaiser related environmental matters. As of September 30, 2006, management estimates that the total reasonably possible future costs the Company could incur from these matters to be approximately $10 million. The Company has recorded environmental reserves for these matters of $3 million as of September 30, 2006, which represents management's best estimate of the probable future cost for these matters.

To date, compliance with environmental regulations and resolution of environmental claims has been accomplished without material effect on the Company's liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's business or financial position, but could possibly be material to the results of operations or cash flows of any one period.

21. LITIGATION

The Company is subject to various lawsuits, claims and proceedings that have been or may be instituted or asserted against the Company relating to the conduct of the Company's business, including those pertaining to product liability, intellectual property, safety and health, exporting and importing, contract, employment and regulatory matters. Although the outcome of these matters cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on the Company's business or financial position, but could possibly be material to the results of operations or cash flows of any one period.

22. BUSINESS SEGMENT INFORMATION

Rockwell Collins provides design, production and support of communications and aviation electronics for military and commercial customers worldwide. The Company has two operating segments consisting of the Government Systems and Commercial Systems businesses.

The Government Systems business supplies defense communications systems and products as well as defense electronics systems and products, which include subsystems, navigation and displays, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign Ministries of Defense. These product lines support airborne, ground, and shipboard applications.

Products sold by the Commercial Systems business include air transport aviation electronics systems and products and business and regional aviation electronics systems and products. These systems and products include communications, navigation, surveillance, displays and automatic flight control and flight management systems, as well as in-flight entertainment, cabin electronics and information management systems. Customers include manufacturers of commercial air transport, business and regional aircraft, commercial airlines, fractional operators and business jet operators.

Sales made to the United States Government were 39 percent, 41 percent, and 42 percent of total sales for the years ended September 30, 2006, 2005, and 2004, respectively.

The following table reflects the sales and operating results for each of the Company's operating segments:

(in millions)	2006	2005	2004
Sales:			
Government Systems	$ 2,043	$ 1,810	$ 1,535
Commercial Systems	1,820	1,635	1,395
Total sales	$ 3,863	$ 3,445	$ 2,930
Segment operating earnings:			
Government Systems	$ 402	$ 328	$ 282
Commercial Systems	370	296	200
Total segment operating earnings	772	624	482
Interest expense	(13)	(11)	(8)
Earnings from corporate-level equity affiliate	2	4	3
Stock-based compensation	(18)	—	—
Gain on sale of equity affiliate	20	—	—
Restructuring charge and tradenames write-off	(14)	(15)	—
General corporate, net	(60)	(55)	(47)
Income before income taxes	$ 689	$ 547	$ 430

The Company evaluates performance and allocates resources based upon, among other considerations, segment operating earnings. The Company's definition of segment operating earnings excludes income taxes, stock-based compensation, unallocated general corporate expenses, interest expense, gains and losses from the disposition of businesses, non-recurring charges resulting from purchase accounting such as purchased research and development charges, earnings and losses from corporate-level equity affiliates, asset impairment charges, and other special items as identified by management from time to time. Intersegment sales are not material and have been eliminated. The accounting policies used in preparing the segment information are consistent with the policies described in Note 2.

The September 2006 restructuring charge is related to decisions to implement certain business realignment and facility rationalization actions related to the operating segments as follows: Government Systems, $6 million, and Commercial Systems, $8 million.

The 2005 tradenames write-off related to the write-off of certain indefinite-lived Kaiser tradenames related to the operating segments as follows: Government Systems, $9 million, and Commercial Systems, $6 million.

The following tables summarize the identifiable assets and investments in equity affiliates at September 30, as well as the provision for depreciation and amortization, the amount of capital expenditures for property, and earnings (losses) from equity affiliates for each of the three years ended September 30, for each of the operating segments and Corporate:

(in millions)	2006	2005	2004
Identifiable assets:			
Government Systems	$ 1,361	$ 1,169	$ 1,057
Commercial Systems	1,528	1,402	1,290
Corporate	389	577	527
Total identifiable assets	$ 3,278	$ 3,148	$ 2,874
Investments in equity affiliates:			
Government Systems	$ 13	$ 12	$ 10
Commercial Systems	—	—	1
Corporate	—	59	57
Total investments in equity affiliates	$ 13	$ 71	$ 68
Depreciation and amortization:			
Government Systems	$ 48	$ 43	$ 45
Commercial Systems	58	61	64
Total depreciation and amortization	$ 106	$ 104	$ 109
Capital expenditures for property:			
Government Systems	$ 75	$ 48	$ 42
Commercial Systems	69	63	50
Total capital expenditures for property	$ 144	$ 111	$ 92
Earnings (losses) from equity affiliates:			
Government Systems	$ 6	$ 8	$ 6
Commercial Systems	—	(1)	(1)
Corporate	2	4	3
Total earnings from equity affiliates	$ 8	$ 11	$ 8

The majority of the Company's businesses are centrally located and share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based on occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash and net deferred income tax assets for all years presented and the investment in Rockwell Scientific Company, LLC for the years ended September 30, 2005 and 2004.

The following table summarizes sales by product category for the years ended September 30:

(in millions)	2006	2005	2004
Defense electronics	$ 1,413	$ 1,232	$ 956
Defense communications	630	578	579
Air transport aviation electronics	996	911	798
Business and regional aviation electronics	824	724	597
Total	$ 3,863	$ 3,445	$ 2,930

Product line disclosures for defense-related products are delineated based upon their underlying technologies while the air transport and business and regional aviation electronics product lines are delineated based upon the difference in underlying customer base, size of aircraft, and markets served.

The following table reflects sales for the years ended September 30 and property at September 30 by geographic region:

	SALES			PROPERTY		
(in millions)	2006	2005	2004	2006	2005	2004
United States	$ 2,616	$ 2,312	$ 1,957	$ 505	$ 428	$ 387
Europe	674	612	544	39	36	21
Asia-Pacific	234	231	165	5	6	7
Canada	223	208	171	—	—	—
Africa / Middle East	74	55	70	—	—	—
Latin America	42	27	23	3	3	3
Total	$ 3,863	$ 3,445	$ 2,930	$ 552	$ 473	$ 418

Sales are attributed to the geographic regions based on the country of destination.

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for the years ended September 30, 2006 and 2005 is summarized as follows:

	2006 QUARTERS				
(in millions, except per share amounts)	FIRST	SECOND	THIRD	FOURTH	TOTAL
Sales	$ 881	$ 957	$ 964	$ 1,061	$ 3,863
Cost of sales	630	681	676	765	2,752
Net income	104	114	121	138	477
Earnings per share:					
Basic	$ 0.60	$ 0.66	$ 0.71	$ 0.80	$ 2.77
Diluted	$ 0.59	$ 0.65	$ 0.70	$ 0.79	$ 2.73

	2005 QUARTERS				
(in millions, except per share amounts)	FIRST	SECOND	THIRD	FOURTH	TOTAL
Sales	$ 763	$ 829	$ 890	$ 963	$ 3,445
Cost of sales	545	600	641	716	2,502
Net income	90	95	101	110	396
Earnings per share:					
Basic	$ 0.51	$ 0.53	$ 0.57	$ 0.63	$ 2.24
Diluted	$ 0.50	$ 0.52	$ 0.56	$ 0.62	$ 2.20

Net income in the fourth quarter of 2006 includes $13 million ($20 million before taxes), or 7 cents per share, related to the gain on sale of Rockwell Scientific Company, LLC. Net income in the fourth quarter of 2006 also includes $9 million ($14 million before taxes), or 5 cents per share, for a restructuring charge related to decisions to implement certain business realignment and facility rationalization actions. Cost of sales includes $11 million related to the restructuring charge in the fourth quarter of 2006.

Cost of sales and net income in the fourth quarter of 2005 include a tradenames write-off of $15 million ($10 million after taxes), or 6 cents per share, related to the write-off of certain indefinite-lived Kaiser tradenames (see Note 7).

Net income in the fourth quarter of 2005 includes $10 million, or 6 cents per share, in favorable income tax adjustments resulting from the resolution of certain deferred tax matters that existed at the time of the Company's spin-off in 2001 (see Note 16).

Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. The Statement of Operations, Statement of Financial Position and other data has been derived from our audited financial statements.

	YEARS ENDED SEPTEMBER 30				
(in millions, except per share amounts)	2006[a]	2005[b]	2004[c]	2003[d]	2002[e]
STATEMENT OF OPERATIONS DATA:					
Sales	$3,863	$3,445	$2,930	$2,542	$2,492
Cost of sales	2,752	2,502	2,144	1,866	1,863
Selling, general and administrative expenses	441	402	356	341	307
Income before income taxes	689	547	430	368	341
Net income	477	396	301	258	236
Diluted earnings per share	2.73	2.20	1.67	1.43	1.28
STATEMENT OF FINANCIAL POSITION DATA:					
Working capital[f]	$ 603	$ 596	$ 699	$ 530	$ 402
Property	552	473	418	401	411
Goodwill and intangible assets	654	571	550	440	456
Total assets	3,278	3,148	2,874	2,591	2,555
Short-term debt	—	—	—	42	132
Long-term debt	245	200	201	—	—
Shareowners' equity	1,206	939	1,133	833	987
OTHER DATA:					
Capital expenditures	$ 144	$ 111	$ 92	$ 69	$ 62
Depreciation and amortization	106	104	109	105	105
Dividends per share	0.56	0.48	0.39	0.36	0.36
STOCK PRICE:					
High	$60.41	$49.80	$38.08	$27.67	$27.70
Low	43.25	34.40	25.18	17.20	12.99

a Includes (i) $20 million gain on the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. ($13 million after taxes) and (ii) $14 million restructuring charge related to decisions to implement certain business realignment and facility rationalization actions ($9 million after taxes).
b Includes (i) $10 million reduction in income tax expense related to the resolution of certain deferred tax matters that existed prior to our spin-off in 2001 and (ii) $15 million write-off of certain indefinite-lived Kaiser tradenames ($10 million after taxes). The tradename write-off was recorded in Cost of sales.
c Includes (i) $5 million gain ($3 million after taxes) related to favorable insurance settlements, (ii) $7 million gain ($4 million after taxes) related to the resolution of a legal matter brought by us, and (iii) $7 million loss ($4 million after taxes) related to our investment in Tenzing Communications, Inc.
d Includes a $20 million gain ($12 million after taxes) related to a favorable tax ruling on an over-funded life insurance reserve trust fund.
e Includes (i) $12 million net gain ($7 million after taxes) related to certain legal matters, and (ii) $4 million ($2 million after taxes) reversal of a portion of the 2001 restructuring charge.
f Working capital consists of all current assets and liabilities, including cash and short-term debt.

Directors and Officers

BOARD OF DIRECTORS

Clayton M. Jones
Chairman, President and
Chief Executive Officer
Rockwell Collins, Inc.

Donald R. Beall
Retired Chairman and
Chief Executive Officer
Rockwell International Corporation

Anthony J. Carbone
Retired Vice Chairman of the Board
and Senior Consultant
The Dow Chemical Company

Michael P. C. Carns
General, USAF (Retired)
Private Consultant

Chris A. Davis
General Partner
Forstmann Little & Co.

Mark Donegan
Chairman and Chief Executive Officer
Precision Castparts Corp.

Richard J. Ferris
Retired Co-Chairman
Doubletree Corporation

Andrew J. Policano
Dean, The Paul Merage School of Business
University of California, Irvine

Cheryl L. Shavers
Chairman and Chief Executive Officer
Global Smarts, Inc.

Joseph F. Toot, Jr.
Retired President and
Chief Executive Officer
The Timken Company

COMMITTEES

Audit Committee

Joseph F. Toot, Jr., Chairman

Chris A. Davis

Richard J. Ferris

Andrew J. Policano

Board Nominating and Governance Committee

Anthony J. Carbone, Chairman

Michael P. C. Carns

Andrew J. Policano

Cheryl L. Shavers

Compensation Committee

Richard J. Ferris, Chairman

Anthony J. Carbone

Mark Donegan

Joseph F. Toot, Jr.

Executive Committee

Donald R. Beall, Chairman

Anthony J. Carbone

Clayton M. Jones

Technology Committee

Michael P. C. Carns, Chairman

Donald R. Beall

Cheryl L. Shavers

EXECUTIVE OFFICERS

Clayton M. Jones
Chairman, President and
Chief Executive Officer

Barry M. Abzug
Senior Vice President,
Corporate Development

Patrick E. Allen
Senior Vice President and
Chief Financial Officer

John-Paul E. Besong
Senior Vice President,
eBusiness and Lean Electronics

Gary R. Chadick
Senior Vice President,
General Counsel and Secretary

Robert M. Chiusano
Executive Vice President and
Special Assistant to the
Chief Executive Officer

Gregory S. Churchill
Executive Vice President and
Chief Operating Officer,
Government Systems

Ronald W. Kirchenbauer
Senior Vice President,
Human Resources

Nan Mattai
Senior Vice President,
Engineering and Technology

Jeffrey A. Moore
Senior Vice President,
Operations

Robert K. Ortberg
Executive Vice President and
Chief Operating Officer,
Commercial Systems

Marsha A. Schulte
Vice President, Finance and Controller

Kent L. Statler
Executive Vice President,
Rockwell Collins Services

Douglas E. Stenske
Treasurer

Corporate Information

Rockwell Collins, Inc.
World Headquarters
400 Collins Road NE
Cedar Rapids, Iowa 52498
319-295-1000
www.rockwellcollins.com

Investor Relations
Securities analysts should call:
Daniel E. Crookshank
Vice President, Investor Relations
319-295-7575

Corporate Public Relations
Members of the news media should call:
319-295-2123

Annual Meeting
The company's annual meeting of shareowners will be held on Tuesday, February 13, 2007, near its World Headquarters at:
The Cedar Rapids Marriott
1200 Collins Road NE
Cedar Rapids, Iowa

A notice of the meeting and proxy material will be mailed to shareowners in late December 2006.

Independent Auditors
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402-1844

Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888-253-4522 or 651-450-4064

161 N. Concord Exchange
South St. Paul, MN 55075-1139
888-253-4522 or 651-450-4064

Stock Exchange
Common Stock (Symbol: COL)
New York Stock Exchange

Corporate Governance
A substantial majority of our directors are "independent" directors. Our corporate governance documents are available on our website at www.rockwellcollins.com. These documents include our Restated Certificate of Incorporation, By-Laws, Board of Directors Guidelines on Corporate Governance, Committee Charters, Board Membership Criteria and Code of Ethics. The Certifications of our CEO and CFO pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to our Form 10-K for the fiscal year ended September 30, 2006, and the CEO's annual certification regarding our compliance with the NYSE's corporate governance listing standards has been submitted.

Shareowner Services
Correspondence about share ownership, dividend payments, transfer requirements, changes of address, lost stock certificates, and account status may be directed to:
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888-253-4522 or 651-450-4064
www.shareowneronline.com

Shareowners wishing to transfer stock should send their written request, stock certificate(s) and other required documents to:
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888-253-4522 or 651-450-4064
www.shareowneronline.com

Shareowners needing further assistance should call: 319-295-4045

For copies of the annual report, Forms 10-K and Forms 10-Q, please call:
Rockwell Collins Investors Relations 319-295-7575

Shareowner Service Plus Plan[SM]
Under the Wells Fargo Shareowner Service Plus Plan[SM], shareowners of record may elect to reinvest all or a part of their dividends, to have cash dividends directly deposited in their bank accounts and to deposit share certificates with the agent for safekeeping. These services are provided without charge to the participating shareowner.

In addition, the plan allows participating shareowners at their own cost to make optional cash investments in any amount from $100 to $100,000 per year or to sell all or any part of the shares held in their accounts.

Participation in the plan is voluntary, and shareowners of record may participate or terminate their participation at any time. For a brochure and full details of the program, please direct inquires to:
Wells Fargo Shareowner Services
Investment Plan Services
P.O. Box 64856
St. Paul, MN 55164-0856
888-253-4522 or 651-450-4064

DESIGN: SEQUEL STUDIO, NEW YORK PHOTOGRAPHY: DAVE LAURIDSEN
ADDITIONAL PHOTOGRAPHY, P. 7: SGT. JEREMY A. CLAWSON, PHOTO COURTESY OF U.S. ARMY
P. 12: SHADOW® 200 PHOTO COURTESY OF AAI CORPORATION. SHADOW® IS A REGISTERED TRADEMARK OF AAI CORPORATION.

Rockwell Collins delivers smart communication and aviation electronic solutions to customers worldwide. Backed by a global network of service and support, we stand committed to putting technology and practical innovation to work for you whenever and wherever you need us. In this way, working together, we build trust. Every day.

ROCKWELL COLLINS
WORLD HEADQUARTERS
400 COLLINS ROAD NE
CEDAR RAPIDS, IOWA 52498
319.295.1000
WWW.ROCKWELLCOLLINS.COM

147-0642-000-RC-104M-SS

Rockwell Collins